Filed Pursuant to Rule 424(b)(5)
Registration No. 333-172036

Prospectus
$400,000,000

Denbury Resources Inc.
6 3/8% Senior Subordinated Notes due 2021

We are offering $400,000,000 aggregate principal amount of 6 3/8% Senior Subordinated Notes due 2021 (the “notes”). The notes will bear interest at 6 3/8% per year and will mature on August 15, 2021. Interest will be payable on February 15 and August 15 of each year, beginning on August 15, 2011.

We may redeem the notes in whole or in part on and after August 15, 2016 at the redemption prices described herein. In addition, prior to August 15, 2016 we may redeem the notes in whole or in part at a price equal to 100% of the principal amount thereof plus a “make whole” premium and accrued and unpaid interest. We may also redeem up to 35% of the notes before August 15, 2014, with the proceeds of certain equity offerings. If we sell all or substantially all of our assets or experience specific kinds of changes in control, we must offer to repurchase the notes. There is no sinking fund for the notes.

The notes are being offered to partially fund the repurchase of $225 million of our 7 1/2% Senior Subordinated Notes due 2013 and $300 million of our 7 1/2% Senior Subordinated Notes due 2015.

The notes are our senior subordinated obligations. The notes will be unsecured and will rank equally with all of our existing and future unsecured senior subordinated debt, will be subordinated to all of our existing and future senior debt and will rank senior to all of our future subordinated debt. Our obligations under the notes will be guaranteed on a senior subordinated basis by most of our current and certain of our future domestic subsidiaries.

Investing in the notes involves substantial risk. See “Risk Factors” beginning on page 12.

	Per Note	Total

Public offering price (1)	100.00%	$400,000,000
Underwriting discount	1.75%	$7,000,000
Proceeds, before expenses, to us	98.25%	$393,000,000

(1)	Plus accrued interest from February 17, 2011, if any.

The notes will not be listed on any securities exchange. Currently there is no public market for the notes.

Delivery of the notes, in book-entry form, will be made on or about February 17, 2011 through The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers
BofA Merrill Lynch
J.P. Morgan
Credit Suisse
UBS Investment Bank
RBC Capital Markets
Wells Fargo Securities

Co-Managers

BNP PARIBAS	Scotia Capital	Credit Agricole CIB
Lloyds Bank Corporate Markets	BBVA Securities	Capital One Southcoast

CIBC	Comerica Securities	ING	KeyBanc Capital Markets

Mitsubishi UFJ Securities	SMBC Nikko	Suntrust Robinson Humphrey	US Bancorp

February 3, 2011

ABOUT THIS PROSPECTUS

This prospectus relates to the offer and sale by us of the notes. You should rely on the information contained or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and the documents incorporated by reference are accurate only as of their respective dates. Our business, results of operations, financial condition and prospects may have changed since those dates.

Our principal executive office is located at 5320 Legacy Drive, Plano, Texas 75024 and our telephone number is (972) 673-2000.

i

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference herein include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (which is referred to as the Securities Act in this prospectus), Section 21E of the Securities Exchange Act of 1934, as amended (which is referred to as the Exchange Act in this prospectus), and the Private Securities Litigation Reform Act of 1995, regarding the financial position, business strategy, production and reserve growth, possible or assumed future results of operations, and other plans and objectives for the future operations of Denbury and general economic conditions. See “Risk Factors.”

The events and circumstances referred to in forward-looking statements are subject to numerous risks and uncertainties. Although we believe that in making such statements our expectations are based on reasonable assumptions, the events and circumstances referred to may be influenced by factors that could cause actual outcomes and results to be materially different from those projected.

Except for our obligations to disclose material information under United States federal securities laws, Denbury does not undertake any obligation to release publicly any revision to any forward-looking statement, to report events or circumstances after the date of this document or to report the occurrence of unanticipated events.

Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “will,” “would,” “should,” “plans,” “likely,” “expects,” “anticipates,” “intends,” “believes,” “estimates,” “thinks,” “may” and similar expressions, are forward-looking statements. The following important factors, in addition to those discussed under “Risk factors” and elsewhere in this document, could affect the future results of the energy industry in general, and Denbury in particular, and could cause those results to differ materially from those expressed in or implied by such forward-looking statements:

•	uncertainties inherent in the development and production of and exploration for oil and natural gas and in estimating reserves;

•	the need to make unexpected future capital expenditures (including the amount and nature thereof);

•	the impact of oil and natural gas price fluctuations;

•	the effects of our indebtedness and increases in interest rates thereon, which could restrict our ability to operate, make us vulnerable to general adverse economic and industry conditions, place us at a competitive disadvantage compared to our competitors that have less debt, and have other adverse consequences;

•	the effects of competition;

•	the success of our risk management activities;

•	the availability of CO2;

•	the availability of acquisition or combination opportunities (or lack thereof);

•	the impact of current and future laws and governmental regulations;

•	environmental liabilities that are not covered by an effective indemnification agreement or insurance; and

•	general economic, market or business conditions.

All written and oral forward-looking statements attributable to Denbury or persons acting on behalf of Denbury are expressly qualified in their entirety by such factors. For additional information with respect to these factors, see “Where You Can Find More Information.”

ii

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. You may view our reports electronically at the SEC’s Internet site at www.sec.gov, or at our own website at www.denbury.com. Our website and the information contained on our website are not part of this Registration Statement, and you should rely only on the information contained in this Registration Statement and the documents incorporated by reference herein when making a decision about whether to invest in the notes.

This prospectus constitutes part of a Registration Statement on Form S-3 filed with the SEC under the Securities Act. It omits some of the information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to us and the securities we are offering. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the filed document.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to that information. Any information referred to in this way is considered part of this prospectus from the date we file the document containing it. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, when applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference (excluding any information furnished pursuant to Item 2.02 or 7.01 of any report on Form 8-K) the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities covered by this prospectus:

Incorporated Documents

•	Annual Report on Form 10-K for the year ended December 31, 2009;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010; and

•	Current Reports on Form 8-K filed with the SEC on January 6, 2010, February 1, 2010, as amended on February 2, 2010, February 2, 2010, February 2, 2010, February 4, 2010, February 8, 2010, February 8, 2010, February 9, 2010, February 12, 2010, March 3, 2010, March 4, 2010, March 5, 2010, March 12, 2010, as amended on May 20, 2010, March 29, 2010, April 6, 2010, April 15, 2010, May 19, 2010, May 20, 2010, May 20, 2010, May 25, 2010, October 12, 2010, December 7, 2010, December 22, 2010, February 3, 2011 and February 3, 2011.

You may request a copy of these filings at no cost by writing or telephoning Laurie Burkes, Investor Relations at Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas 75024, phone: (972) 673-2000.

iii

SUMMARY

In this prospectus, when we use the term “Denbury,” the “Company,” “we,” “us” or “our,” we mean Denbury Resources Inc. and its subsidiaries on a consolidated basis, unless otherwise indicated or the context requires otherwise. References to oil and natural gas prices used in this prospectus mean the NYMEX WTI oil price and the Henry Hub natural gas cash price per MMBtu, unless otherwise indicated. Oil and natural gas terms used in this prospectus are defined in the “Glossary” section.

Denbury

Denbury is a Delaware corporation engaged in the acquisition, development, operation and exploration of oil and natural gas properties in the Rocky Mountain and Gulf Coast regions of the United States. We are the largest oil and natural gas producer in both Mississippi and Montana, and we own the largest reserves of carbon dioxide (“CO2”) used for tertiary oil recovery east of the Mississippi River. Our goal is to increase the value of acquired properties through a combination of exploitation, drilling and proven engineering extraction processes, with our most significant emphasis relating to tertiary recovery operations.

Since we acquired our first CO2 tertiary flood in Mississippi in 1999, we have gradually increased our emphasis on these types of operations. Our tertiary operations have grown to the point that, as of December 31, 2010, approximately 41% of our proved reserves were proved tertiary oil reserves. As of December 31, 2010, we had total tertiary-related proved oil reserves of approximately 164.4 MMBbls. Our production from tertiary operations has increased from approximately 1,350 Bbls/d in 1999, the then existing production at Little Creek Field at the time of acquisition, to a preliminary estimated average of approximately 31,139 Bbls/d during the fourth quarter of 2010. We expect this production to continue to increase for several years as we expand our tertiary operations to additional fields that we own. With our acquisition of Encore Acquisition Company (“Encore”) on March 9, 2010 (the “Encore Merger”) we acquired an initial CO2 source, together with two oil fields that have significant potential for recovery of crude oil through CO2 enhanced oil recovery (“EOR”), thus establishing a new core area in the Rocky Mountain region for Denbury’s application of its expertise in CO2 EOR. We believe that there are many additional oil fields in our two core operating areas that can be acquired and flooded with CO2, providing potential growth opportunities beyond our existing inventory of oil fields.

In the Encore Merger, Denbury acquired approximately 275,000 net acres in the Bakken play in North Dakota and Montana, one of the most attractive unconventional oil plays in North America. Since our acquisition of Encore, we have increased the number of drilling rigs we have working in the Bakken from two rigs to five rigs. We estimate that our Bakken production in the fourth quarter of 2010 is approximately 5,193 BOE/d, and our proved oil and natural gas reserves there at December 31, 2010 are 46.7 MMBOE.

Our estimated total proved reserves at December 31, 2010 were 338.3 MMBbls of oil and 357.9 Bcf of natural gas, based on the average first day of the month prices for each month during 2010, which for NYMEX oil was a price of $79.43 per barrel adjusted to prices received by field, and for natural gas was a Henry Hub cash price of $4.40 per MMBtu, also adjusted to prices received by field. On a BOE basis, our proved reserves were 397.9 MMBOE at December 31, 2010, of which approximately 85% was oil and approximately 60% was proved developed.

Strategy

Denbury’s strategy is focused on the following fundamental principles:

•	remain focused in specific regions where Denbury either has, or believes it can create, a competitive advantage as a result of its ownership or use of CO2 reserves, oil fields and CO2 infrastructure;

•	acquire properties where management believes additional value can be created through tertiary recovery operations and a combination of other exploitation, development, exploration and marketing techniques;

•	acquire properties that give Denbury a majority working interest and operational control or where management believes Denbury can ultimately obtain them;

•	maximize the value of Company properties by increasing production and reserves while controlling costs; and

•	maintain a highly competitive team of experienced and incentivized personnel.

Recent Developments

Tender Offers

Commencing simultaneously with this offering, we are offering to purchase for cash any and all of the outstanding (i) $225 million aggregate principal amount of 7 1/2% Senior Subordinated Notes due 2013 of the Company and Denbury Onshore, LLC (the “2013 Notes”) and (ii) $300 million aggregate principal amount of 7 1/2% Senior Subordinated Notes due 2015 of the Company (the “2015 Notes”). These tender offers are being made in conjunction with solicitations of consents to amend the indentures with respect to the 2013 Notes and 2015 Notes to eliminate most of the restrictive covenants and certain events of default contained in such indentures.

Fourth Quarter Production

Based on preliminary data, our estimated average daily production rate for our tertiary oil production during the fourth quarter of 2010 is approximately 31,139 Bbls/d. Our preliminarily estimated fourth quarter total production is approximately 76,435 BOE/d. In the course of finalizing our financial statements for the year ended December 31, 2010, our final average daily production rate and fourth quarter production may vary from the estimates presented herein.

Sale of Interests in Encore Energy Partners

On December 31, 2010, we sold all of our common units of Encore Energy Partners LP (“ENP”), and all of our membership interests in Encore Energy Partners GP LLC, the general partner of ENP, to an affiliate of Vanguard Natural Resources, LLC (“Vanguard”) for consideration consisting of $300.0 million cash and 3,137,255 Vanguard common units valued at approximately $93.0 million based on the December 31, 2010 closing price of Vanguard units of $29.65. In addition, Vanguard assumed all of ENP’s long-term bank debt of $234.0 million. The ENP common units we sold to Vanguard comprise approximately 46% of the outstanding common units of ENP. ENP’s third quarter 2010 production was 8,630 MBOE/d. Although ENP’s 2010 results of operations from March 9, 2010 (the date we acquired our ownership interest in ENP) through December 31, 2010 will be included in our 2010 results of operations, because we sold all of our ownership interests in ENP on December 31, 2010, ENP’s proved reserves are not included in our year-end 2010 proved reserves.

Completion of Green Pipeline and Initial CO2 Injections

In mid-December 2010, we completed the last phase of the Green Pipeline to Hastings Field near Houston, Texas and subsequently commenced CO2 injections in this field on December 16th. In June 2010, we completed the first phase of the Green Pipeline to the Oyster Bayou Field in Southeast Texas and on June 29, 2010, we commenced CO2 injections there. In December 2010 and January 2011, we received the facilities construction permit for Hastings and Oyster Bayou. We expect to begin facilities construction there in the first quarter of 2011.

Sale of Haynesville Assets

On December 1, 2010, we sold our interest in our Haynesville and East Texas assets to a privately-owned company for $217.5 million (before closing adjustments). These assets are primarily natural gas assets that we acquired in the Encore Merger. Haynesville’s third quarter 2010 production was 3,685 MBOE/d.

Acquisition of Riley Ridge

In October 2010 we acquired an approximate 42.5% interest in the Riley Ridge Federal Unit (“Riley Ridge”), located in Southwest Wyoming, and approximately 33% of the CO2 rights in approximately 28,000 additional acres adjoining the Riley Ridge Unit, for an aggregate purchase price of $115.0 million (before closing adjustments). Riley Ridge has proved and probable natural gas, helium and CO2 reserves. Production of natural gas and helium is expected to begin in late 2011 or early 2012 upon completion of a gas separation plant. This acquisition provides us with a source of CO2 in the Rocky Mountains that could be used for tertiary oil production. Any potential tertiary oil production using the CO2 from Riley Ridge is contingent on the development of a pipeline framework and significant capital expenditures.

THE OFFERING

Issuer	Denbury Resources Inc.

Notes Offered	$400,000,000 aggregate principal amount of 6 3/8% Senior Subordinated Notes due 2021.

Maturity	The notes will mature on August 15, 2021.

Interest	Interest on the notes will accrue from February 17, 2011 at a rate of 6 3/8% per annum, payable semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2011.

Optional Redemption	Except as set forth below, we cannot redeem the notes before August 15, 2016. On and after August 15, 2016, we can redeem some or all of the notes in cash at the redemption prices described in this prospectus, plus accrued and unpaid interest to the date of redemption.

At any time prior to August 15, 2016, we may redeem the notes in whole or in part at a price equal to 100% of the principal amount of the notes to be redeemed plus a “make whole” premium and accrued and unpaid interest to the date of redemption. In addition, at any time and from time to time, on and before August 15, 2014, we may redeem up to 35% of the notes with the proceeds of certain equity offerings, in each case at the redemption prices set forth in this prospectus, plus accrued and unpaid interest to the date of redemption.

Change of Control	If a change of control occurs, subject to certain conditions, we must give holders of the notes an opportunity to sell the notes to us at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. See “Description of the Notes—Change of Control.”

Guarantees	The payment of the principal, premium and interest on the notes will be fully and unconditionally guaranteed on a senior subordinated basis by most of our current and certain of our future domestic subsidiaries. The subsidiary guarantees are subordinated to all existing and future senior indebtedness of our guarantor subsidiaries, including their guarantees of our obligations under our senior secured credit facilities. See “Description of the Notes—Guarantees.”

Ranking	The notes are our senior subordinated unsecured obligations. The notes and the guarantees rank:

• junior to all of our and the guarantors’ existing and future senior indebtedness, including our senior secured credit facilities;

• equally with any of our and the guarantors’ existing and future senior subordinated indebtedness; and

• senior to any of our and the guarantors’ future subordinated indebtedness.

The notes will be pari passu with our existing $2,176.4 million in aggregate principal amount of senior subordinated notes (which includes $525 million principal amount of senior subordinated notes for which we have commenced tender offers as described above for our 2013 Notes and our 2015 Notes) (the “Existing Notes”), and subordinate to our bank indebtedness, capital lease obligations for pipelines and other capital lease obligations, which totaled $617.4 million on an as-adjusted basis as of September 30, 2010. See “Description of the Notes—Ranking.” See also “Capitalization” for an as-adjusted presentation of the obligations of the company.

The notes will be structurally subordinated to all of the liabilities and obligations of our subsidiaries that do not guarantee the notes. Currently, our non-guarantor subsidiaries have no material operations or income and no material assets.

Covenants	We will issue the notes under an indenture with Wells Fargo Bank, National Association, as trustee. The indenture governing the notes will contain covenants that will limit our ability and certain of our subsidiaries’ ability to:

• incur additional debt;

• pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

• make investments;

• create liens on our assets;

• create restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

• engage in transactions with our affiliates;

• transfer or sell assets; and

• consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

These covenants are subject to important exceptions and qualifications, which are described under the caption “Description of the Notes—Certain Covenants.”

Use of Proceeds	We estimate that the net proceeds from the offering, after deducting underwriters’ discounts and commissions and before deducting other estimated offering expenses payable by us, will be approximately $393.0 million. The net proceeds from this offering will be used to partially fund tender offers for our 2013 Notes and our 2015 Notes and related expenses. We expect, but are not obligated, to redeem, in accordance with the applicable indenture, any and all outstanding 2013 Notes and 2015 Notes that are not tendered in the tender offers using any remaining proceeds from this offering and cash on hand. See “Use of Proceeds.”

Risk Factors	Investing in the notes involves substantial risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of certain factors that you should consider carefully before investing in the notes.

Conflicts of Interest	Simultaneously with this offering, we are making tender offers for $225 million aggregate principal amount of our 2013 Notes and $300 million aggregate principal amount of our 2015 Notes. We will use the net proceeds from the offering of the notes, together with cash on hand, to repurchase all of the notes tendered in the tender offers. Wells Fargo Securities, LLC, an underwriter in this offering, or its affiliates will receive more than 5% of the net proceeds of this offering in connection with the tender offers. See “Use of Proceeds.” Accordingly, this offering is being made in compliance with the requirements of the Financial Industry Regulatory Authority Rule 5121. In accordance with this rule, Merrill Lynch, Pierce, Fenner & Smith Incorporated has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated has participated in due diligence and the preparation of this prospectus and the Registration Statement of which this prospectus is a part. Merrill Lynch, Pierce, Fenner & Smith Incorporated will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. Wells Fargo Securities, LLC will not confirm sales of the debt securities to any account over which it exercises discretionary authority without the prior written approval of the customer.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth Denbury’s selected consolidated historical financial information that has been derived from (1) Denbury’s consolidated financial statements as of December 31, 2009, 2008 and 2007, and for the years then ended and (2) Denbury’s consolidated financial statements as of September 30, 2010 and 2009 and for the nine month periods then ended. You should read this financial information in conjunction with Denbury’s consolidated financial statements and notes thereto in Denbury’s 2009 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, which are incorporated by reference in this document.

	Unaudited
	Nine Months Ended
	September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(in thousands)

Consolidated statements of operations data:
Revenues and other income:
Oil, natural gas and related product sales (a)	$1,279,699	$600,942	$866,709	$1,347,010	$952,788
CO2 sales and transportation fees	13,840	9,708	13,422	13,858	13,630
Gain on sale of interests in Genesis (b)	101,537	—	—	—	—
Interest income and other	7,658	7,750	9,019	10,188	5,532

Total revenues	1,402,734	618,400	889,150	1,371,056	971,950

Expenses:
Lease operating expenses (a)	355,731	241,908	326,132	307,550	230,932
Production taxes and marketing expenses (a)	92,959	30,437	42,484	63,752	49,091
CO2 discovery and operating expenses	5,537	3,442	4,649	4,216	4,214
General and administrative (c)	101,016	79,828	116,095	60,374	48,972
Interest, net of amounts capitalized (d)	123,230	36,960	47,430	32,596	30,830
Depletion, depreciation and amortization	322,683	177,145	238,323	221,792	195,900
Derivatives expense (income)	(138,045)	177,061	236,226	(200,053)	18,597
Transaction costs and other related to the Encore Merger (e)	79,253	—	—	—	—
Abandoned acquisition cost	—	—	—	30,601	—
Write-down of oil and natural gas properties	—	—	—	226,000	—

Total expenses	942,364	746,781	1,011,339	746,828	578,536

Income (loss) before income taxes	460,370	(128,381)	(122,189)	624,228	393,414
Income tax provision (benefit):
Current income taxes	11,314	18,140	4,611	40,812	30,074
Deferred income taxes	167,289	(67,869)	(51,644)	195,020	110,193

Consolidated net income (loss)	281,767	(78,652)	(75,156)	388,396	253,147

Less: net income attributable to noncontrolling interest	(20,408)	—	—	—	—

Consolidated net income (loss) attributable to
Denbury stockholders	$261,359	$(78,652)	$(75,156)	$388,396	$253,147

Consolidated statements of cash flows data:
Oil and natural gas capital expenditures	$500,062	$289,815	$343,351	$587,968	$621,187
Acquisitions of oil and natural gas properties	24,390	197,534	452,795	31,367	49,077
Cash paid in Encore Merger, net of cash acquired	813,894	—	—	—	—
CO2 capital expenditures, including pipelines	237,772	523,411	630,202	462,889	171,182
Cash provided by (used in):
Operating activities	592,775	406,434	530,599	774,519	570,214
Investing activities	(520,153)	(736,390)	(969,714)	(994,659)	(762,513)
Financing activities	(6,868)	334,576	442,637	177,102	198,533

	Unaudited
	As of September 30,		As of December 31,
	2010	2009	2009	2008	2007
	(in thousands)

Consolidated balance sheet data:
Oil and natural gas properties, net (f)	$6,184,916	$2,047,798	$2,230,911	$2,140,208	$1,967,541
Total assets	9,843,203	3,903,260	4,269,978	3,589,674	2,771,077
Total long-term debt	2,778,247	1,196,061	1,301,068	852,767	680,330
Stockholders’ equity	4,863,918	1,790,659	1,972,237	1,840,068	1,404,378

(a)	On March 9, 2010, Denbury acquired Encore. As part of our strategic initiatives in merging with Encore, certain Encore oil and gas properties which were not deemed suitable for future tertiary production or strategic to us for expanded development were sold during 2010, including: oil and natural gas properties and related assets located primarily in the Permian Basin in West Texas and southeastern New Mexico, and in the Mid-continent area, which includes the Anadarko Basin in Oklahoma, Texas, and Kansas (collectively the “Southern Assets”) in May 2010; Haynesville and East Texas assets in December 2010; and Denbury’s investment in ENP during December 2010.

The following table summarizes oil, natural gas and related product sale revenues, lease operating expense and production taxes and marketing expense included in Denbury’s Consolidated Statement of Operations for the nine months ended September 30, 2010 directly related to the acquisition of properties in the Encore Merger and the sale of certain of those properties described above:

	Retained Encore	Encore Properties
	Properties	Sold During 2010
	(in thousands)

Oil, natural gas and related product sales	$272,034	$173,954
Lease operating expenses	49,220	35,878
Production taxes and marketing expenses	42,557	12,687

Field operating income	$180,257	$125,389

(b)	In February 2010, Denbury sold its interest in the general partner of Genesis Energy, L.P. (“Genesis”) and in March 2010, Denbury sold all of its common units of Genesis in a secondary public offering. As a result, Denbury no longer holds any interests in Genesis.

(c)	General and administrative expenses have increased in 2010 and 2009 as compared to prior periods. General and administrative expenses were higher during the nine months ended September 30, 2010 primarily due to the additional expense associated with owning Encore. General and administrative expenses were higher in 2009 than in prior years primarily due to higher employee costs, non-recurring expense related to a compensation arrangement with certain members of Genesis Energy, L.P. management and a compensation charge related to the June 30, 2009 retirement of Denbury’s then-CEO and President and his retention in a non-officer role as Chief Strategist.

(d)	Denbury’s capitalized interest was $56.1 million and $48.7 million for the nine months ended September 30, 2010 and 2009, respectively, and $68.6 million, $29.2 million and $20.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

(e)	Transaction costs and other related to the Encore Merger primarily include third party fees and severance-related costs associated with our purchase of Encore.

(f)	Excludes net book value of CO2 related property and equipment.

SUMMARY HISTORICAL OIL, NATURAL GAS AND CO2 RESERVES,
PRODUCTION INFORMATION AND OTHER DATA

The following tables set forth certain historical information with respect to Denbury’s estimated oil and natural gas reserves, production and other data as of the dates indicated.

Estimates of Denbury’s net proved oil and natural gas reserves as of December 31, 2010, 2009 and 2008 were prepared by DeGolyer and MacNaughton, an independent petroleum engineering firm located in Dallas, Texas.

Estimates of reserves as of year-end 2010 and 2009 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices on the first day of each month within the 12-month period ended December 31, 2010 and 2009, in accordance with revised guidelines of the SEC first applicable to reserves estimates at year-end 2009. Estimates of reserves as of year-end 2008 were prepared using constant prices and costs in accordance with the guidelines of the SEC based on hydrocarbon prices received on a field-by-field basis as of December 31. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties.

The following information should be read in conjunction with the information contained in Denbury’s 2009 consolidated financial statements and notes related thereto included in its 2009 Annual Report on Form 10-K and incorporated herein by reference.

	December 31,
	2010	2009	2008

Summary oil and natural gas reserves data:
Estimated net proved reserves
Oil (MBbls)	338,276	192,879	179,126
Natural gas (MMcf)	357,893	87,975	427,955
Oil equivalent (MBOE)	397,925	207,542	250,452
Percentage of total MBOE:
Proved producing	51%	51%	47%
Proved non-producing	9%	11%	11%
Proved undeveloped	40%	38%	42%
Representative oil and natural gas prices (a):
Oil—NYMEX	$79.43	$61.18	$44.60
Natural gas—Henry Hub	4.40	3.87	5.71
Present values (in thousands):
Discounted estimated future net cash flow before income taxes (PV-10 Value) (b)	$7,292,557	$3,075,459	$1,926,855
Standardized measure of discounted future net cash flow after income taxes (c)	(d)	2,457,385	1,415,498
Estimated proved carbon dioxide reserves
Gulf Coast region (MMcf) (e)	7,085,131	6,302,836	5,612,167
Rocky Mountain region (MMcf) (f)	920,266	—	—

	Nine Months Ended
	September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007

Summary operating data (g):
Production (average daily):
Oil (Bbls)	58,234	36,819	36,951	31,436	27,925
Natural gas (Mcf)	81,065	75,523	68,086	89,442	97,141
BOE (6:1)	71,745	49,406	48,299	46,343	44,115
Unit sales price (excluding impact of derivative settlements):
Oil (per Bbl)	$73.98	$52.68	$57.75	$92.73	$69.80
Natural gas (per Mcf)	4.68	3.46	3.54	8.56	6.81
Unit sales price (including impact of derivative settlements):
Oil (per Bbl)	$68.88	$67.25	$68.63	$90.04	$68.84
Natural gas (per Mcf)	6.22	3.46	3.54	7.74	7.66
Costs per BOE:
Lease operating expenses	$18.16	$17.94	$18.50	$18.13	$14.34
Production taxes and marketing expenses	4.75	2.26	2.41	3.76	3.05
Depletion, depreciation and amortization	16.48	13.13	13.52	13.08	12.17
General and administrative (h)	5.16	5.92	6.59	3.56	3.04
Transaction costs and other related to the Encore Merger (i)	4.05	—	—	—	—
Abandoned acquisition cost	—	—	—	1.80	—
Writedown of oil and natural gas properties	—	—	—	13.32	—

(a)	The reference prices for 2010 and 2009 were based on the average first day of the month prices for each month during 2010 and 2009. The reference prices for 2008 were based on year end prices. For all periods presented, these representative prices were adjusted for differentials by field to arrive at the applicable net price Denbury receives.

(b)	PV-10 Value is a non-GAAP measure and is different from the Standardized Measure in that PV-10 Value is a pre-tax number and the Standardized Measure is an after-tax number. The information used to calculate PV-10 Value is derived directly from data determined in accordance with the FASB “Extractive Industries—Oil and Gas” topic. Denbury believes that PV-10 Value is a useful supplemental disclosure to the Standardized Measure because the Standardized Measure can be impacted by a company’s unique tax situation, and it is not practical to calculate the Standardized Measure on a property-by-property basis. Because of this, PV-10 Value is a widely used measure within the industry and is commonly used by securities analysts, banks and credit rating agencies to evaluate the estimated future net cash flows from proved reserves on a comparative basis across companies or specific properties. PV-10 Value is commonly used by Denbury and others in the industry to evaluate properties that are bought and sold and to assess the potential return on investment in these oil and gas properties. PV-10 Value is not a measure of financial or operating performance under GAAP, nor should it be considered in isolation or as a substitute for the Standardized Measure. The PV-10 Value and the Standardized Measure do not purport to represent the fair value of oil and natural gas reserves.

(c)	Determined in accordance with the guidelines of the FASB “Extractive Industries—Oil and Gas” topic.

(d)	Information not yet available for year ended December 31, 2010.

(e)	Proved CO2 reserves in the Gulf Coast region consist of reserves from our reservoirs at Jackson Dome, are presented on a gross working interest basis and include reserves dedicated to volumetric production payments of 100.2 Bcf, 127.1 Bcf, and 153.8 Bcf, at December 31, 2010, 2009 and 2008, respectively.

(f)	Proved CO2 reserves in the Rocky Mountain region consist of our reserves at Riley Ridge and are net to our interest.

(g)	On March 9, 2010, Denbury acquired Encore. As part of our strategic initiatives in merging with Encore, certain Encore oil and natural gas properties which were not deemed suitable for future tertiary production or strategic to us for expanded development were sold during 2010, including the Southern Assets sold in May 2010, and Haynesville and East Texas assets and Denbury’s investment in ENP sold in December 2010. The following table summarizes average production quantities, which were included in Denbury’s operating results for the nine month period ending September 30, 2010 attributable to those Encore properties that Denbury has retained, including the Cedar Creek Anticline, Bakken and Other Rockies, and attributable to those Encore properties that Denbury sold during 2010, including the Southern Assets, Haynesville and ENP:

	Nine months ending
	September 30, 2010
	Retained Encore	Encore Properties
	Properties	Sold During 2010

Production (average daily) per BOE	17,538	16,359

(h)	General and administrative expenses have increased in 2010 and 2009 as compared to prior periods. General and administrative expenses were higher during the nine months ended September 30, 2010 primarily due to the additional expense associated with owning Encore. General and administrative expenses were higher in 2009 primarily due to higher employee costs, expense related to a compensation arrangement with certain members of Genesis Energy, L.P. management, and a compensation charge related to the retirement of Denbury’s then-CEO and President on June 30, 2009.

(i)	Transaction costs and other related to the Encore Merger primarily include third party fees and severance-related costs associated with our purchase of Encore.

RISK FACTORS

Investing in the notes involves risks. Before purchasing any notes we offer, you should carefully consider the risk factors that are incorporated by reference herein from Item 1.A., captioned “Risk Factors,” of our Annual Report on Form 10-K for the year ended December 31, 2009 and the Form 10-K of Encore for the year ended December 31, 2009. There are additional risk factors related to our indebtedness and notes, as described below.

Our level of indebtedness may adversely affect operations and limit our growth.

As of September 30, 2010, after giving effect to this offering and the use of the proceeds therefrom, assuming that all of the 2013 Notes and the 2015 Notes are tendered and accepted for purchase promptly following the deadline for consents to amend their indentures, we would have had approximately $2.7 billion of long-term debt. This level of indebtedness could result in our having difficulty accessing capital markets or raising capital on favorable terms and our financial results could be negatively affected by our inability to raise capital or because of the cost of such capital.

Our substantial debt could have important consequences for us. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities, or to otherwise realize the value of our assets and opportunities fully because of the need to dedicate a substantial portion of our cash flow from operations to payments on our debt or to comply with any restrictive terms of our debt;

•	limit our flexibility in planning for, or reacting to, changes in the industry in which we operate; or

•	place us at a competitive disadvantage as compared to our competitors that have less debt.

Realization of any of these factors could adversely affect our financial condition. In addition, although we have hedges in place for 2011 and the first and second quarters of 2012, these hedges have varying floors and ceilings and will only partially protect the company’s cash flow. A decline in commodity prices may require that we reduce our planned capital expenditures, which may have a corresponding negative effect on our anticipated production growth.

If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on our indebtedness or if we otherwise fail to comply with the various covenants in such indebtedness, including covenants in our senior secured credit facility, we would be in default. This default would permit the holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness, including the notes, or result in our bankruptcy. Such defaults, or any bankruptcy resulting therefrom, could result in a default on the notes and could delay or preclude payment of principal of, or interest on, the notes. Our ability to meet our obligations will depend upon our future performance, which will be subject to prevailing economic conditions, commodity prices, and to financial, business and other factors, including factors beyond our control.

We and all of our restricted subsidiaries must comply with various restrictive covenants contained in our revolving credit facility, the indentures related to our senior subordinated notes and any of our future debt arrangements. These covenants will, among other things, limit our ability and the ability of all of our restricted subsidiaries to:

•	incur additional debt or liens;

•	pay dividends;

•	make payments in respect of or redeem or acquire any debt or equity issued by us;

•	sell assets;

•	make loans or investments; and

•	acquire or be acquired by other companies.

Your right to receive payments on the notes is junior to our existing senior indebtedness and the existing senior indebtedness of our subsidiary guarantors.

The indebtedness evidenced by the notes and the guarantees are our and our subsidiary guarantors’ senior subordinated obligations. The payment of the principal of, premium on, if any, and interest on the notes and the payment of the subsidiary guarantees are each subordinate in right of payment, as set forth in the indenture, to the prior payment in full of all senior indebtedness of Denbury or the senior indebtedness of our subsidiary guarantors, as the case may be, including the obligations of Denbury under, and the obligations of our subsidiary guarantors with respect to, our senior secured credit facility. Any future subsidiary guarantee will be similarly subordinated to senior indebtedness of such subsidiary guarantor.

As of September 30, 2010, our senior debt included $120.0 million borrowed under our credit facility, $240.0 million borrowed under ENP’s credit facility, $249.9 million of pipeline capital lease obligations and approximately $7.5 million of other capital lease obligations. As of December 31, 2010, we had no obligation under ENP’s credit facility due to the sale of our interest in ENP to Vanguard. See “Capitalization.” As of September 30, 2010, we had approximately $1.5 billion additional borrowing capacity under our credit facility. Any additional bank borrowings would also be senior indebtedness when incurred. Although the indenture contains limitations on the amount of additional indebtedness that we may incur, under certain circumstances the amount of such indebtedness could be substantial and, in any case, such indebtedness may be senior indebtedness. See “Description of the Notes—Certain Covenants—Limitations on Indebtedness.”

Because the notes are unsecured and because of the subordination provisions of the notes, in the event of the bankruptcy, liquidation or dissolution of any subsidiary guarantor, our assets and the assets of the subsidiary guarantors would be available to pay obligations under the notes only after all payments had been made on our and the subsidiary guarantors’ senior indebtedness, including under our senior secured credit facility. We cannot assure you that sufficient assets would remain after we make all these payments to make any payments on the notes, including payments of interest when due. Also, because of these subordination provisions, you may recover less ratably than our other creditors in a bankruptcy, liquidation or dissolution. In addition, all payments on the notes and the guarantees will be prohibited in the event of a payment default on senior indebtedness, including borrowings under our senior secured credit facility, and may be prohibited for up to 180 days in the event of non-payment defaults on certain of our senior indebtedness, including our senior secured credit facility. See “Description of the Notes—Ranking.”

The notes will be structurally subordinated to all obligations of our existing and future subsidiaries that are not and do not become guarantors of the notes.

The notes will be guaranteed by each of our current and future domestic restricted subsidiaries that represents at least 10% of the book assets of, or 10% of the adjusted consolidated net tangible assets of, the

Company and its restricted subsidiaries, taken as a whole, and that has an aggregate of $15 million or more of indebtedness or preferred stock outstanding at any time. See “Description of the Notes—Future Subsidiary Guarantors.”

Our subsidiaries that do not guarantee the notes, including all of our non-domestic subsidiaries, will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The notes will be structurally subordinated to all indebtedness and other obligations of any non-guarantor subsidiary such that in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not a guarantor, all of that subsidiary’s creditors (including trade creditors) would be entitled to payment in full out of that subsidiary’s assets before we would be entitled to any payment. Currently, our non-guarantor subsidiaries have no material operations or income and no material assets.

In addition, the indenture governing the notes will, subject to some limitations, permit these subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

In addition, our subsidiaries that provide, or will provide, guarantees of the notes will be automatically released from those guarantees upon the occurrence of certain events, including the following:

•	the designation of that subsidiary guarantor as an unrestricted subsidiary;

•	the sale or other disposition, including the sale of substantially all the assets, of that subsidiary guarantor.

If any subsidiary guarantee is released, no holder of the notes will have a claim as a creditor against that subsidiary, and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of that subsidiary will be effectively senior to the claim of any holders of the notes. See “Description of Notes—Guarantees.”

The notes are not secured by our assets or those of our subsidiary guarantors.

The notes are our general unsecured obligations and are effectively subordinated in right of payment to all of our secured indebtedness. If we become insolvent or are liquidated, our assets which serve as collateral under our secured indebtedness would be made available to satisfy our obligations under any secured debt before any payments are made on the notes. Our obligations under our senior secured credit facility are secured by substantially all of our producing oil and gas properties.

If we undergo a change of control, we may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes, which would violate the terms of the notes.

Upon the occurrence of a change of control, holders of the notes will have the right to require us to purchase all or any part of such holders’ notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. The events that constitute a change of control under the indenture would constitute a default under our senior secured credit facility, which prohibits the purchase of the notes by us in the event of certain change of control events, unless, and until, such time as our indebtedness under the senior secured credit facility is repaid in full. There can be no assurance that either we or our subsidiary guarantors would have sufficient financial resources available to satisfy all of our or their obligations under the senior secured credit facility and these notes in the event of a change in control. Our failure to purchase the notes as required under the indenture would result in a default under the indenture, the indentures governing our Existing Notes and under the senior secured credit facility, each of which could have material adverse consequences for us and the holders of the notes. See “Description of the Notes—Change of Control.”

In addition, recent case law suggests that, in the event that incumbent directors are replaced as a result of a contested election, issuers may nevertheless avoid triggering a change of control under a clause similar to clause (2) of the definition of “Change of Control” under the caption “Description of the Notes—Change of Control,” if the outgoing directors were to approve the new directors for the purpose of such change of control clause.

A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under the guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee or, in some states, when payments become due under the guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

A guarantee may also be voided, without regard to the above factors, if a court found that the guarantor entered into the guarantee with the actual intent to hinder, delay or defraud its creditors.

A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void a guarantee, you would no longer have a claim against the guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you had already received from the subsidiary guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.

Each subsidiary guarantee contains a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law.

You cannot be sure that there will be an active trading market for the notes.

We do not intend to list the notes on any national securities exchange. The underwriters intend to make a market for the notes, but they are not obligated to do so and may cease their market-making activities at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the financial performance or prospects of companies in our industry generally. As a result, we cannot assure you that an active trading market will develop or be maintained for the notes offered hereby. If an active market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges:

	Nine Months Ended	Year Ended December 31,
	September 30, 2010	2009	2008	2007	2006	2005

Ratio of earnings to fixed charges	3.2x	—(1)	9.9x	7.7x	9.5x	12.7x

(1)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2009 by $183.4 million.

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as:

•	income from continuing operations before income taxes and equity method earnings of affiliates; plus

•	fixed charges, distributed income of equity investees and amortization of capitalized interest; less capitalized interest.

Fixed charges are defined as the sum of the following:

•	interest expense (including amounts capitalized);

•	amortization of debt discount and issuance cost (expensed and capitalized); and

•	that portion of rental expense which we believe to be representative of an interest factor.

USE OF PROCEEDS

The net proceeds from the sale of the notes offered hereby, after deducting underwriters’ discounts and commissions and before deducting other offering expenses payable by us, are estimated to be approximately $393.0 million. Simultaneously with this offering, we are making tender offers for $225 million aggregate principal amount of our 2013 Notes and $300 million aggregate principal amount of our 2015 Notes. The tender offers are contingent on the closing of this offering. We will use the net proceeds from the offering of the notes, together with cash on hand, to repurchase all of the notes tendered in the tender offers. If this notes offering is completed, to the extent less than 100% of either of the outstanding 2013 Notes or outstanding 2015 Notes is tendered, we expect, but are not obligated, to redeem the 2013 Notes and the 2015 Notes. Beginning April 1, 2011, the 2013 Notes will be redeemable at 100% of principal amount. The 2015 Notes are currently redeemable at 103.75% of principal amount. The 2013 Notes accrue interest at a rate of 7.5% per year and mature April 1, 2013. The 2015 Notes accrue interest at a rate of 7.5% per year and mature December 15, 2015.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2010 on an actual basis and on an “as-adjusted” basis to give effect to this offering and the application of the net proceeds of this offering. The “as-adjusted” presentation assumes that promptly following the deadline for consents to amend the applicable indentures, we will purchase all $225 million of the 2013 Notes and all $300 million of the 2015 Notes pursuant to the tender offers, which cannot be assured. A portion of the Company’s cash on hand (approximately $460.0 million as of January 31, 2011) will be used, together with the net proceeds of this offering, to fund the tender offers even though the Company’s cash and cash equivalents as of September 30, 2010 would have been insufficient for this purpose. This table should be read in conjunction with our Form 10-K for the year ended December 31, 2009 and our Form 10-Q for the quarter ended September 30, 2010.

	As of September 30, 2010
	Unaudited
	Actual	As-Adjusted
	(dollars in thousands)

Cash and cash equivalents (a)	$86,345	$—

Long-term debt (b):
Capital lease obligations	$5,040	$5,040
Credit facility (c)	120,000	120,000
ENP credit agreement (d)	240,000	240,000
7 1/2% Senior Subordinated Notes due 2013 (e)	225,000	—
6.25% Senior Subordinated Notes due 2014	1,072	1,072
6% Senior Subordinated Notes due 2015	485	485
7 1/2% Senior Subordinated Notes due 2015 (f)	300,000	—
9.75% Senior Subordinated Notes due 2016 (g)	426,350	426,350
9.5% Senior Subordinated Notes due 2016 (h)	224,920	224,920
7.25% Senior Subordinated Notes due 2017	2,250	2,250
8 1/4% Senior Subordinated Notes due 2020	996,273	996,273
6 3/8% Senior Subordinated Notes due 2021 offered hereby	—	400,000
Pipeline financings	244,788	244,788

Total long-term debt	2,786,178	2,661,178
Equity	4,863,918	4,863,918

Total capitalization	$7,650,096	$7,525,096

(a)	As of January 31, 2011, our cash and cash equivalents totaled approximately $460.0 million. The gross proceeds from this offering of $400.0 million, together with $147.0 million of these cash and cash equivalents, will be used to fund the tender offers, associated premiums and transaction costs associated with this offering, which total approximately $547.0 million (excluding accrued interest).

(b)	Excludes current portion of capital lease obligations and pipeline financings totaling $7.6 million.

(c)	As of January 31, 2011, we had $130.0 million of borrowings under our $1.6 billion bank credit facility.

(d)	As of December 31, 2010, Denbury had no obligation under the ENP credit agreement due to the sale of Denbury’s interest in ENP.

(e)	Excludes unamortized discount of $0.5 million.

(f)	Excludes unamortized premium of $0.4 million.

(g)	Excludes unamortized discount of $23.2 million.

(h)	Excludes unamortized premium of $15.3 million.

DESCRIPTION OF THE NOTES

Certain terms used in this description are defined under the subheading “—Certain Definitions.” As used in this section, the terms “Company,” “we,” “us” and “our” refer only to Denbury Resources Inc., the issuer of the senior subordinated notes, and not to any of its subsidiaries.

General

The Company will issue $400 million of 6 3/8% Senior Subordinated Notes due 2021 (the “Notes”) under an indenture dated on or about February 17, 2011 (the “Indenture”), among the Company, its subsidiary guarantors and Wells Fargo Bank, National Association, as Trustee.

The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The following description is only a summary of the material provisions of the Indenture and the escrow agreement. We urge you to read the Indenture because it, not this description, defines your rights as holders of the Notes. You may request copies of the Indenture at our address set forth under the heading “Where You Can Find More Information.”

Principal of and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at our office or agency in the Borough of Manhattan, The City of New York (which initially shall be the corporate trust office of the Trustee), except that, at our option, payment of interest may be made by check mailed to the address of the Holders as such address appears in the note register.

The Notes will be issued only in fully registered form, without coupons, in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. No service charge shall be made for any registration of transfer or exchange of Notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

The Company will issue Notes with an initial aggregate principal amount of $400 million. Subject to the covenants described below under “Certain Covenants” and applicable law, the Company may issue additional 6 3/8% Senior Subordinated Notes due 2021 under the Indenture in an unlimited principal amount (the “Additional Notes”). The Notes of a series and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, in each case including, without limitation, waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the Notes include any Additional Notes actually issued.

Terms of the Notes

The $400 million aggregate principal amount of Notes offered hereby will be unsecured senior subordinated obligations of the Company. The Notes will mature on August 15, 2021 and bear interest at the rate per annum shown on the cover page hereof from the date of original issuance, or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders (as defined in the Indenture) of record at the close of business (whether or not a Business Day) on the February 1 or August 1 immediately preceding the interest payment date on February 15 and August 15 each year, beginning August 15, 2011. Interest on overdue principal and (to the extent permitted by law) on overdue installments of interest will accrue at 1% per annum in excess of such rate. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption

Except as set forth in the following two paragraphs, the Notes will not be redeemable at the option of the Company prior to August 15, 2016. Thereafter, the Notes will be redeemable, at our option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on August 15, of the years set forth below:

Period	Redemption Price

2016	103.188%
2017	102.125%
2018	101.062%
2019 and thereafter	100.000%

Prior to August 15, 2014, we may at our option on one or more occasions redeem the Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 106.375%, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more Stock Offerings; provided that at least 65% of such aggregate principal amount of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (excluding Notes held, directly or indirectly, by the Company or its Affiliates) and each such redemption occurs within 60 days after the date of consummation of the related Stock Offering.

In addition, at any time prior to August 15, 2016, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, the Company may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Selection

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $2,000 in original principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Guarantees

The Subsidiary Guarantors, jointly and severally, as primary obligors and not merely as sureties, will irrevocably, fully and unconditionally guarantee (each, a “Subsidiary Guarantee”) on a senior subordinated basis the performance and the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all the obligations of the Company under the Indenture and the Notes (all such obligations guaranteed by the Subsidiary Guarantors being herein called the “Guaranteed Obligations”). The Company derives a substantial portion of its operating income and cash flow from its subsidiaries, including the Subsidiary Guarantors, the common stock of which may be pledged to secure the Company’s indebtedness outstanding under the Credit Facility. Each Subsidiary Guarantor will agree to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee and the Holders in enforcing any rights under the Subsidiary Guarantee with respect to the Subsidiary Guarantor. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor without rendering the Subsidiary Guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. If a Subsidiary Guarantee were to be rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guarantee could be reduced to zero. See “Risk Factors—A Subsidiary Guarantee Could Be Voided If It Constitutes a Fraudulent Transfer Under U.S. Bankruptcy or Similar State Law, Which Would Prevent the Holders of the Notes From Relying on That Subsidiary to Satisfy Claims.”

Each Subsidiary Guarantor that makes a payment under its Subsidiary Guarantee will be entitled to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

Each Subsidiary Guarantee is a continuing guarantee and shall:

(1)	subject to certain limited exceptions, remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2)	be binding upon the Subsidiary Guarantor; and

(3)	inure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

Pursuant to the Indenture, a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “—Certain Covenants—Merger and Consolidation”; provided, however, that if such Person is not the Company, the Subsidiary Guarantor’s obligations under the Indenture and its Subsidiary Guarantee must be expressly assumed by such other Person. However, upon the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor (in each case other than to the Company or an Affiliate of the Company), such Subsidiary Guarantor will be released and relieved from all its obligations under its Subsidiary Guarantee. See “—Certain Covenants—Merger and Consolidation.”

Ranking

Senior Indebtedness Versus Notes

The indebtedness evidenced by the Notes and the Subsidiary Guarantees will be unsecured, general obligations of the Company and the relevant Subsidiary Guarantor, as the case may be, subordinated in right of payment, as set forth in the Indenture, to the prior payment of all Senior Indebtedness of the Company or the relevant Subsidiary Guarantor, as the case may be, whether outstanding on the Issue Date or thereafter incurred, including the obligations of the Company under, and such Subsidiary Guarantor’s guarantee, if any, of the Company’s obligations with respect to, the Credit Facility.

On an as-adjusted basis, as of September 30, 2010, the Senior Indebtedness of the Company and each Subsidiary Guarantor would have been approximately $617.4 million, including $120.0 million representing either a primary obligation for, or guarantee of, secured debt under the Credit Agreement, $240.0 million representing borrowings under ENP’s credit facility, approximately $249.9 million of pipeline capital lease obligations and $7.5 million of other capital lease obligations. As of December 31, 2010, Denbury has no obligation under ENP’s credit facility due to the sale of our interest in ENP to Vanguard. The Indenture limits the amount of Senior Indebtedness we may Incur. Availability under the Credit Facility is subject to a borrowing base, which is redetermined semi-annually on or prior to May 1 and November 1, and upon requested special redeterminations. The Credit Facility currently provides for a borrowing base of $1.6 billion, which was reaffirmed on November 1, 2010. Any subsequent borrowings under the Credit Facility will increase the Senior Indebtedness of the Company.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “—Certain Covenants—Limitation on Indebtedness.”

Other Senior Subordinated Indebtedness Versus Notes

Only Indebtedness of the Company or a Subsidiary Guarantor that is Senior Indebtedness will rank senior to the Notes and the relevant Subsidiary Guarantee in accordance with the Indenture. The Notes and each Subsidiary Guarantee will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company and the relevant Subsidiary Guarantor, respectively, including the obligations of the Company and such Subsidiary Guarantor with respect to the Company’s 7 1/2% Senior Subordinated Notes due 2013 (the “2013 Notes”), 7 1/2% Senior Subordinated Notes due 2015 (the “2015 Notes”), 9.75% Senior Subordinated Notes due 2016, 6.25% Senior Subordinated Notes due 2014, 6.0% Senior Subordinated Notes due 2015, 9.5% Senior Subordinated Notes due 2016, 7.25% Senior Subordinated Notes due 2017 and 8 1/4% Senior Subordinated Notes due 2020 (collectively, the “Existing Notes”). The Company is making a tender offer to repurchase the 2013 Notes and the 2015 Notes, and expects, but is not obligated, to redeem any 2013 Notes and 2015 Notes not tendered in the tender offer. See “Use of Proceeds.”

The Company and each Subsidiary Guarantor will agree in the Indenture that they will not Incur, directly or indirectly, any Indebtedness that is subordinate or junior in ranking in right of payment to its Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. The Indenture does not treat (i) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (ii) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liabilities of Non-Guarantor Subsidiaries Versus Notes

Substantial portions of the operations of the Company are currently conducted through its Subsidiaries. Our Unrestricted Subsidiaries and certain of our Restricted Subsidiaries are not, and certain future Subsidiaries of the Company may not be, required to guarantee the Notes. Specifically, only our current and future domestic Restricted Subsidiaries that represent at least 10% of the book assets of, or 10% of the ACNTA of, the Company and its Restricted Subsidiaries, taken as a whole, and that have an aggregate of $15.0 million or more of Indebtedness or Preferred Stock outstanding at any time, will be required to guarantee the notes. See “—Certain Covenants—Future Subsidiary Guarantors.” Currently, our non-guarantor subsidiaries have no material operations or income and no material assets. Claims of creditors of any non-guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding guarantees issued by such non-guarantor Subsidiaries, and claims of preferred stockholders (if any) of such non-guarantor Subsidiaries generally would have priority with respect to the assets and earnings of such non-guarantor Subsidiaries over the claims of creditors of the Company, including holders of the Notes, even though such obligations would not constitute Senior Indebtedness of the Company. The Notes, therefore, would be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of such non-guarantor Subsidiaries of the Company. Although the Indenture limits the incurrence of Indebtedness and the issuance of preferred stock of certain of the Company’s Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain Covenants—Limitation on Indebtedness.”

Payment of Notes

The Company may not pay principal of, premium (if any) or interest on, the Notes or make any deposit pursuant to the provisions described under “Defeasance” below and may not repurchase, redeem or otherwise retire any Notes (collectively, “pay the Notes”) if:

(1)	any Designated Senior Indebtedness of the Company is not paid when due; or

(2)	any other default on Designated Senior Indebtedness of the Company occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full. However, the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of the applicable Designated Senior Indebtedness with respect to which either of the events set forth in clause (1) or (2) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (1) or (2) of the second immediately preceding sentence) with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a “Blockage Notice”) of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated:

(1)	by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice;

(2)	because the default giving rise to such Blockage Notice is no longer continuing; or

(3)	because such Designated Senior Indebtedness has been repaid in full in cash).

Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, the Company must resume payments on the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any period of 360 consecutive days irrespective of the number of defaults with respect to Designated Senior Indebtedness of the Company during such period.

Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization or similar proceeding relating to the Company or its property:

(1)	the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of such Senior Indebtedness before the Noteholders are entitled to receive any payment in respect of the Notes;

(2)	until such Senior Indebtedness is paid in full in cash, any payment or distribution to which Noteholders would be entitled from the Company but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness of the Company as their interests may appear; and

(3)	if a distribution is made to Noteholders that, due to the subordination provisions, should not have been made to them, such Noteholders are required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of Designated Senior Indebtedness of the Company or the Representative of such holders of the acceleration.

The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are unsecured senior subordinated obligations. As such, the rights of Noteholders to receive payment by a Subsidiary Guarantor pursuant to its Subsidiary Guarantee will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Subsidiary Guarantor. The terms of the subordination provisions described above with respect to the Company’s obligations under the Notes apply equally to each Subsidiary Guarantor and the obligations of each such Subsidiary Guarantor under its respective Subsidiary Guarantee.

By reason of the subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company or a Subsidiary Guarantor who are holders of Senior Indebtedness of the Company or such Subsidiary Guarantor, as the case may be, may recover more, ratably, than the Noteholders, and creditors of the Company or a Subsidiary Guarantor who are not holders of Senior Indebtedness of the Company or such Subsidiary Guarantor may recover less, ratably, than holders of Senior Indebtedness of the Company or such Subsidiary Guarantor, as the case may be, and may recover more, ratably, than the Noteholders.

Notwithstanding the foregoing, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under “—Defeasance” below will not be contractually subordinated in right of payment to any Senior Indebtedness of the Company or subject to the restrictions described herein.

Book-Entry, Delivery and Form

The Notes will be represented by one or more global notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes initially will be deposited upon issuance with the Trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

The Notes may be presented for registration of transfer and exchange at the offices of the registrar.

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of participants designated by the underwriters with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee nor any agent of us or the Trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the Notes, DTC reserves the right to exchange the Global Notes for Legend Notes in certificated form, and to distribute such Notes to its participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither we, the Trustee nor any agent of us or the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes For Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(1)	DTC (A) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (B) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

(2)	we, at our option, notify the Trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing a default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes For Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

Same-Day Settlement and Payment

We will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. We will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Change of Control

(a)	Upon the occurrence of any of the following events (each a “Change of Control”), each Holder shall have the right to require that the Company repurchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date), in accordance with the terms contemplated in paragraph (b) below:

(1)	any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total voting power of the Voting Stock of the Company (for the purposes of this clause (1), such person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such person is the beneficial owner (as defined in this clause (1)), directly or indirectly, of more than 40% of the voting power of the Voting Stock of such parent corporation);

(2)	during any period of two consecutive years from and after the Issue Date, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

(3)	the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company; or

(4)	the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale, lease, conveyance or transfer of all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, to another Person (other than a Person that is controlled (as defined in the definition of “Affiliate”) by the Permitted Holders), and, in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation.

In the event that at the time of such Change of Control the terms of the Indebtedness under the Credit Agreement restrict or prohibit the repurchase of Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in paragraph (b) below, but in any event within 30 days following any Change of Control, the Company shall:

(1)	repay in full the Indebtedness under the Credit Agreement; or

(2)	obtain the requisite consent under the agreements governing the Indebtedness under the Credit Agreement to permit the repurchase of the Notes as provided for in paragraph (b) below.

(b)	Within 30 days following a Change of Control, the Company shall mail a notice to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control); (3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased.

(c)	The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this covenant by virtue thereof.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancing or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the ability of the Company to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness” and “—Certain Covenants—Limitation on Liens.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

The Credit Agreement prohibits the Company from purchasing any Notes and also provides that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payment to the Holders of Notes.

Future indebtedness of the Company may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The provisions under the Indenture relating to the Company’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in outstanding principal amount of the Notes.

The Company will not be required to make an offer to purchase the Notes as a result of a Change of Control if a third party:

(1)	makes such offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture relating to the Company’s obligations to make such an offer; and

(2)	purchases all Notes validly tendered and not withdrawn under such an offer.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a)	The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or a Restricted Subsidiary may Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto, the Consolidated Coverage Ratio equals or exceeds 2.25 to 1.0.

(b)	Notwithstanding the limitation described in the foregoing paragraph (a), the Company and any Restricted Subsidiary may Incur the following Indebtedness:

(1)	Indebtedness Incurred pursuant to any Credit Facility, so long as the aggregate amount of all Indebtedness outstanding under all Credit Facilities does not, at any one time, exceed the aggregate amount of borrowing availability as of such date under all Credit Facilities that determine availability on the basis of a borrowing base or other asset-based calculation; provided, however, that in no event shall such amount exceed the greater of (x) $500.0 million and (y) 75% of ACNTA as of the date of such Incurrence;

(2)	Indebtedness owed to and held by the Company or any Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

(3)	The Notes (other than any Additional Notes);

(4)	Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

(5)	Indebtedness of (A) a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and (B) the Company or a Restricted Subsidiary Incurred for the purpose of financing all or any part of the cost of acquiring oil and gas properties, another Person (other than a Person that was, immediately prior to such acquisition, a Subsidiary of the Company) engaged in the Oil and Gas Business or all or substantially all the assets of such a Person; provided, however, that, in the case of each of clause (A) and clause (B) above, on the date of such Incurrence and after giving effect thereto, the Consolidated Coverage Ratio equals or exceeds 2.0 to 1.0;

(6)	Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4), or (5) above, this clause (6) or clause (7) below; provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness or Preferred Stock of a Restricted Subsidiary described in clause (5), such Refinancing Indebtedness shall be Incurred only by such Restricted Subsidiary or the Company;

(7)	Non-recourse Purchase Money Indebtedness;

(8)	Indebtedness with respect to Production Payments; provided, however, that any such Indebtedness shall be Limited Recourse Production Payments; provided further, however, that the Net Present Value of the reserves related to such Production Payments shall not exceed 30% of ACNTA at the time of Incurrence;

(9)	Indebtedness consisting of the Subsidiary Guarantees and any Guarantee by a Subsidiary Guarantor of Indebtedness Incurred by the Company pursuant to clauses (1) and (3);

(10)	Indebtedness consisting of Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by the Company and its Restricted Subsidiaries pursuant to the Indenture;

(11)	Indebtedness under Oil and Gas Hedging Contracts and Currency Agreements entered into in the ordinary course of business for the purpose of limiting risks that arise in the ordinary course of business of the Company and its Restricted Subsidiaries;

(12)	Indebtedness in respect of bid, performance or surety obligations issued by or for the account of the Company or any Restricted Subsidiary in the ordinary course of business, including Guarantees and letters of credit functioning as or supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(13)	Indebtedness of the Company or a Restricted Subsidiary Incurred to finance capital expenditures and Refinancing Indebtedness Incurred in respect thereof in an aggregate amount which, when taken together with the amount of all other Indebtedness Incurred pursuant to this clause (13) since the Issue Date and then outstanding, does not exceed $20.0 million;

(14)	Permitted Marketing Obligations;

(15)	In-kind obligations relating to oil and gas balancing positions arising in the ordinary course of business; and

(16)	Indebtedness in an aggregate amount which, together with the amount of all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (15) above or paragraph (a)) does not exceed $100.0 million.

(c)	Notwithstanding the foregoing, the Company shall not, and shall not permit any Subsidiary Guarantor to, Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the Notes or the relevant Subsidiary Guarantor, as the case may be, to at least the same extent as such Subordinated Obligations.

(d)	For purposes of determining compliance with the foregoing covenant:

(1)	in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses; provided that any Indebtedness outstanding under the Credit Agreement on the Issue Date will be treated as Incurred on the Issue Date under clause (1) of paragraph (b) above; and

(2)	an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described above.

Incurrence of Layered Indebtedness

Notwithstanding paragraphs (a) and (b) of the covenant described above under “—Limitation on Indebtedness,” the Company shall not, and the Company shall not permit any Subsidiary Guarantor to, Incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior

Indebtedness of the Company or such Subsidiary Guarantor, as applicable, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of such Person.

Limitation on Restricted Payments

(a) The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1)	a Default shall have occurred and be continuing (or would result therefrom);

(2)	the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or

(3)	the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

(A)	50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis commencing on December 31, 2002 and ending on the last day of the fiscal quarter ending on or immediately preceding the date of such proposed Restricted Payment (or, if such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit);

(B)	the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to December 31, 2005 (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees);

(C)	the aggregate Net Cash Proceeds received by the Company from the issue or sale subsequent to December 31, 2005 of its Capital Stock (other than Disqualified Stock) to an employee stock ownership plan; provided, however, that if such employee stock ownership plan incurs any Indebtedness with respect thereto, such aggregate amount shall be limited to an amount equal to any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by such employee stock ownership plan with respect to such Indebtedness;

(D)	the amount by which Indebtedness of the Company is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to December 31, 2005, of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); and

(E)	an amount equal to the sum of (i) the net reduction in Investments made subsequent to December 31, 2005 by the Company or any Restricted Subsidiary in any Person resulting from dividends, repayments of loans or advances or other transfers of assets, in each case to the Company or any Restricted Subsidiary from such Person, and (ii) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

At December 31, 2010, the Company would have been able to make approximately $950.0 million of Restricted Payments under the foregoing calculation specified in this paragraph (a)(3).

(b)	The provisions of the foregoing paragraph (a) shall not prohibit:

(1)	dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(2)	any purchase or redemption of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); provided, however, that (A) such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above (but only to the extent that such Net Cash Proceeds were used to purchase or redeem such Capital Stock as provided in this clause (2));

(3)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(4)	the repurchase of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such repurchases shall not exceed $3.0 million in any calendar year; provided further, however, that such repurchases shall be excluded in the calculation of the amount of Restricted Payments;

(5)	loans made to officers, directors or employees of the Company or any Restricted Subsidiary approved by the Board of Directors (or a duly authorized officer), the net cash proceeds of which are used solely (A) to purchase common stock of the Company in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or director stock option plan or other incentive plan, in a principal amount not to exceed the exercise price of such stock options or (B) to refinance loans, together with accrued interest thereon, made pursuant to item (A) of this clause (5); provided, however, that such loans shall be excluded in the calculation of the amount of Restricted Payments; or

(6)	other Restricted Payments in an aggregate amount not to exceed $40.0 million; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on Restrictions on Distributions From Restricted Subsidiaries

The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary (A) to pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company or a Restricted Subsidiary, (B) to make any loans or advances to the Company or a Restricted Subsidiary or (C) to transfer any of its property or assets to the Company or a Restricted Subsidiary, except:

(1)	any encumbrance or restriction in the Credit Agreement on the Issue Date or pursuant to any other agreement in effect on the Issue Date;

(2)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(3)	any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this covenant or this clause (3) or contained in any amendment to an agreement referred to in clause (1) or (2) of this covenant or this clause (3); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements;

(4)	any such encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(5)	in the case of clause (c) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; and

(6)	any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

Limitation on Sales of Assets and Subsidiary Stock

(a)	The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1)	the Company or such Restricted Subsidiary receives consideration at least equal to the fair market value (such fair market value to be determined in advance in good faith by an Officer or an officer of such Restricted Subsidiary with responsibility for such transaction, or if the Asset Disposition exceeds $50.0 million, by the Board of Directors, which determination shall be conclusive evidence of compliance with this provision), of the equity and assets subject to such Asset Disposition;

(2)	at least 75% of the consideration received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents, Additional Assets or any combination thereof (collectively, the “Cash Consideration”); and

(3)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be):

(A)	first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or any Subsidiary Guarantor or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary that is not a Subsidiary Guarantor (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within 540 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, provided such prepayment, repayment, redemption or purchase permanently retires, or reduces the related loan commitment (if any) for, such Indebtedness in an amount equal to the principal amount so prepaid, repaid, redeemed or purchased;

(B)	second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets or to make capital expenditures in the Oil and Gas Business within 540 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C)	third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the Notes (and to holders of other Senior Subordinated Indebtedness of the Company designated by the Company) to purchase Notes (and such other Senior Subordinated Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture, which purchase permanently reduces the outstanding amount of such Notes (and such other Senior Subordinated Indebtedness) in an amount equal to the principal amount purchased.

Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit Indebtedness.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions, which is not applied in accordance with this covenant, exceeds $40.0 million during any calendar year.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1)	any liabilities, as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guaranty) that are assumed by the transferee of any such Asset Disposition pursuant to (1) a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability or (2) an assignment agreement that includes, in lieu of such a release, the agreement of the transferee or its parent company to indemnify and hold harmless the Company or such Restricted Subsidiary from and against any loss, liability or cost in respect of such assumed liability;

(2)	any non-Cash Consideration received by the Company or any Restricted Subsidiary from the transferee that is converted, monetized, sold or exchanged by the Company or such Restricted Subsidiary into cash or cash equivalents within 120 days of receipt.

Notwithstanding the foregoing, the 75% limitation referred to in paragraph (a) (2) above shall be deemed satisfied with respect to any Asset Disposition in which the cash or cash equivalents portion of the consideration received therefrom, determined in accordance with the foregoing provision on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Disposition complied with the aforementioned 75% limitation.

The requirement of clause (a) (3) (B) above shall be deemed to be satisfied if an agreement (including a lease, whether a capital lease or an operating lease) committing to make the acquisitions or expenditures referred to therein is entered into by the Company or its Restricted Subsidiary within the time period specified in such clause and such Net Available Cash is subsequently applied in accordance with such agreement within six months following such agreement.

(b)	In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Subordinated Indebtedness of the Company) pursuant to clause (a) (3) (C) of this covenant, the Company shall make such offer to purchase Notes (an “Offer”) on or before the 541st day after the later of the date of such Asset Disposition or the receipt of such Net Available Cash, and shall purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Subordinated Indebtedness of the Company) at a purchase price of 100% of their principal amount (or, in the event such other Senior Subordinated Indebtedness of the Company was issued with original issue discount greater than 2.5%, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Subordinated Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Subordinated Indebtedness of the Company) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $2,000 principal amount or $1,000 integral multiples thereof. The Company shall not be required to make such an offer to purchase Notes (and other Senior Subordinated Indebtedness of the Company) pursuant to this covenant if the Net Available Cash not applied or invested as provided in clause (a) (3) (A) or (B) of this covenant is less than $20.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

(c)	The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

(a)	The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless the terms thereof:

(1)	are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate;

(2)	if such Affiliate Transaction involves an amount in excess of $15.0 million, are set forth in writing and have been approved by the Board of Directors, including a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction; and

(3)	if such Affiliate Transaction involves an amount in excess of $25.0 million, have been determined by a nationally recognized investment banking firm or other qualified independent appraiser to be fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

(b)	The provisions of the foregoing paragraph (a) shall not prohibit:

(1)	any sale of hydrocarbons or other mineral products to an Affiliate of the Company or the entering into or performance of Oil and Gas Hedging Contracts, gas gathering, transportation or processing contracts or oil or natural gas marketing or exchange contracts with an Affiliate of the Company, in each case, in the ordinary course of business, so long as the terms of any such transaction are approved by a majority of the members of the Board of Directors who are disinterested with respect to such transaction;

(2)	the sale to an Affiliate of the Company of Capital Stock of the Company that does not constitute Disqualified Stock, and the sale to an Affiliate of the Company of Indebtedness (including Disqualified Stock) of the Company in connection with an offering of such Indebtedness in a market transaction and on terms substantially identical to those of other purchasers in such market transaction;

(3)	transactions contemplated by any employment agreement or other compensation plan or arrangement existing on the Issue Date or thereafter entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(4)	the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or any Restricted Subsidiary;

(5)	transactions between or among the Company and its Restricted Subsidiaries;

(6)	transactions between the Company or any of its Restricted Subsidiaries and Persons that are controlled (as defined in the definition of “Affiliate”) by the Company (an “Unrestricted Affiliate”); provided that no other Person that controls (as so defined) or is under common control with the Company holds any Investments in such Unrestricted Affiliate;

(7)	Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Limitation on Restricted Payments”; and

(8)	loans or advances to employees in the ordinary course of business and approved by the Company’s Board of Directors in an aggregate principal amount not to exceed $2.5 million outstanding at any one time.

Limitation on Liens

The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into, create, incur, assume or suffer to exist any Lien on or with respect to any property of the Company or such Restricted Subsidiary, whether owned on the Issue Date or acquired after the Issue Date, or any interest therein or any income or profits therefrom, unless the Notes or any Subsidiary Guarantee of such Restricted Subsidiary, as applicable, are secured equally and ratably with (or prior to) any and all other Indebtedness secured by such Lien, except that the Company and its Restricted Subsidiaries may enter into, create, incur, assume or suffer to exist Permitted Liens and Liens securing Senior Indebtedness.

Merger and Consolidation

The Company shall not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, to, any Person, unless:

(1)	(A) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and (B) the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2)	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3)	immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness;”

(4)	immediately after giving effect to such transaction, the Successor Company shall have Adjusted Consolidated Net Tangible Assets that are not less than the Adjusted Consolidated Net Tangible Assets prior to such transaction;

(5)	in the case of a conveyance, transfer or lease of all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, such assets shall have been so conveyed, transferred or leased as an entirety or virtually as an entirety to one Person; and

(6)	the Company shall have complied with certain additional conditions set forth in the Indenture;

provided, however, that clauses (3) and (4) shall not be applicable to any such transaction solely between the Company and any Restricted Subsidiary.

The Successor Company shall be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)	the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by executing a Guarantee Agreement, all the obligations of such Subsidiary, if any, under its Subsidiary Guarantee;

(2)	immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing;

(3)	in the case of a conveyance, transfer or lease of all or substantially all the assets of a Subsidiary Guarantor, such assets shall have been so conveyed, transferred or leased as an entirety or virtually as an entirety to one Person; and

(4)	the Company shall have complied with certain additional conditions contained in the Indenture.

The provisions of clauses (1) and (2) above shall not apply to any one or more transactions which constitute an Asset Disposition if the Company has complied with the applicable provisions of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” above.

SEC Reports

Notwithstanding that the Company may not at any time be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections.

Future Subsidiary Guarantors

The Company shall cause each Restricted Subsidiary that represents at least 10% of the book assets of, or 10% of the ACNTA of, the Company and its Restricted Subsidiaries, taken as a whole, and that has an aggregate of $15.0 million or more of Indebtedness and Preferred Stock outstanding at any time to promptly Guarantee the Notes pursuant to a Subsidiary Guarantee on the terms and conditions set forth in the Indenture.

Defaults

An Event of Default is defined in the Indenture as:

(1)	a default in the payment of interest on the Notes when due, continued for 30 days;

(2)	a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3)	the failure by the Company to comply with its obligations under “—Certain Covenants—Merger and Consolidation” above;

(4)	the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “Change of Control” (other than a failure to purchase Notes), “—Certain Covenants,” “—Limitation on Indebtedness,” “—Limitation on Restricted Payments,” “—Limitation on Restrictions on Distributions From Restricted Subsidiaries,” “—Limitation on Sales of Assets and Subsidiary Stock” (other than a failure to purchase Notes), “—Limitation on Affiliate Transactions,” “Limitation on Liens,” “Future Subsidiary Guarantors” or “SEC Reports;”

(5)	the failure by the Company to comply for 60 days after notice with its other agreements contained in such Indenture;

(6)	Indebtedness of the Company (other than Limited Recourse Production Payments and Nonrecourse Purchase Money Indebtedness) is not paid within any applicable grace period after final maturity or the maturity of such Indebtedness is accelerated by the holders thereof because of a default (and such acceleration is not rescinded or annulled) and the total amount of such Indebtedness unpaid or accelerated exceeds $20.0 million (the “cross acceleration provision”);

(7)	certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the “bankruptcy provisions”);

(8)	any judgment or decree for the payment of money in an uninsured or unindemnified amount in excess of $20.0 million or its foreign currency equivalent at the time is rendered against the Company or a Significant Subsidiary, remains outstanding for a period of 60 days following such judgment and is not discharged, waived, bonded or stayed within 10 days after notice (the “judgment default provision”); or

(9)	any Subsidiary Guarantee ceases or otherwise fails to be in full force and effect (other than in accordance with the terms thereof) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee if such default continues for a period of ten days after notice thereof to the Company (the “guarantee default provision”).

However, a default under clauses (4), (5), (8) and (9) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have furnished to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such holders have furnished the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any Note;

(3)	reduce the principal of or extend the Stated Maturity of any Note;

(4)	reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemption”;

(5)	make any Note payable in money other than that stated in the Note;

(6)	impair the right of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions;

(8)	make any change to the subordination provisions of the Indenture that would adversely affect the Noteholders; or

(9)	make any change in any Subsidiary Guarantee that could adversely affect such holder.

Without the consent of any holder of the Notes, the Company, the Subsidiary Guarantors and the Trustee may amend the Indenture to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)	provide for the assumption by a successor corporation of the obligations of the Company or the Subsidiary Guarantors under the Indenture;

(3)	provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163 (f)(2)(B) of the Code);

(4)	make any change in the subordination provisions of the Indenture that would limit or terminate the benefits available to any holder of Senior Indebtedness of the Company or any Subsidiary Guarantor thereunder;

(5)	add guarantees with respect to the Notes (including any Subsidiary Guarantee);

(6)	secure the Notes;

(7)	add to the covenants of the Company for the benefit of the holders of the Notes or surrender any right or power conferred upon the Company or any Subsidiary Guarantor;

(8)	make any change that does not adversely affect the rights of any holder of the Notes; or

(9)	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of the Company or a Subsidiary Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change.

The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

The Company at any time may terminate all its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under “Change of Control” and under the covenants described under “—Certain Covenants” (other than the covenant described under “—Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the guarantee default provision described under “—Defaults” above and the limitations contained in clauses (3) and (4) under the first and third paragraphs of “—Certain Covenants—Merger and Consolidation” above (“covenant defeasance”).

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under “—Defaults” above or because of the failure of the Company to comply with clause (3) or (4) under the first or third paragraph of “—Certain Covenants—Merger and Consolidation” above. If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all its obligations with respect to its Subsidiary Guarantee.

In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an opinion of counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

Wells Fargo Bank, National Association, is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have furnished to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

Governing Law

The Indenture will provide that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Additional Assets” means:

(1)	any property or assets (other than Indebtedness and Capital Stock) in the Oil and Gas Business;

(2)	the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3)	Capital Stock constituting a non-controlling interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clauses (2) or (3) above is primarily engaged in the Oil and Gas Business.

“Adjusted Consolidated Net Tangible Assets” or “ACNTA” means (without duplication), as of the date of determination:

(a)	the sum of:

(1)	discounted future net revenue from proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated in a reserve report prepared as of the end of the Company’s most recently completed fiscal year, which reserve report is prepared or reviewed by independent petroleum engineers, as increased by, as of the date of determination, the discounted future net revenue of (A) estimated proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries attributable to acquisitions consummated since the date of such year-end reserve report, and (B) estimated crude oil and natural gas reserves of the Company and its Restricted Subsidiaries attributable to extensions, discoveries and other additions and upward determinations of estimates of proved crude oil and natural gas reserves (including previously estimated development costs incurred during the period and the accretion of discount since the prior year end) due to exploration, development or exploitation, production or other activities which reserves were not reflected in such year-end reserve report which would, in the case of determinations made pursuant to clauses (A) and (B), in accordance with standard industry practice, result in such determinations, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the discounted future net revenue attributable to (C) estimated proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries reflected in such year-end reserve report produced or disposed of since the date of such year-end reserve report and (D) reductions in the estimated crude oil and natural gas reserves of the Company and its Restricted Subsidiaries reflected in such year-end reserve report since the date of such year-end reserve report attributable to downward determinations of estimates of proved crude oil and natural gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-

end reserve report which would, in the case of determinations made pursuant to clauses (C) and (D), in accordance with standard industry practice, result in such determinations, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); provided, however, that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Company’s engineers, except that if as a result of such acquisitions, dispositions, discoveries, extensions or revisions, there is a Material Change which is an increase, then such increases and decreases in the discounted future net revenue shall be confirmed in writing by an independent petroleum engineer;

(2)	the capitalized costs that are attributable to crude oil and natural gas properties of the Company and its Restricted Subsidiaries to which no proved crude oil and natural gas reserves are attributed, based on the Company’s books and records as of a date no earlier than the date of the Company’s latest annual or quarterly financial statements;

(3)	the Net Working Capital on a date no earlier than the date of the Company’s latest annual or quarterly financial statements; and

(4)	the greater of (I) the net book value on a date no earlier than the date of the Company’s latest annual or quarterly financial statements and (II) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Restricted Subsidiaries as of a date no earlier than the date of the Company’s latest audited financial statements (provided that the Company shall not be required to obtain such an appraisal of such assets if no such appraisal has been performed); minus

(b)	to the extent not otherwise taken into account in the immediately preceding clause (a), the sum of:

(1)	non-controlling interests;

(2)	any natural gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company’s latest audited financial statements;

(3)	the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company’s year-end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties;

(4)	the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company’s year-end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto; and

(5)	the discounted future net revenue, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production included in determining the discounted future net revenue specified in the immediately preceding clause (a)(1) (utilizing the same prices utilized in the Company’s year-end reserve report), would be necessary to satisfy fully the obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and controlled” have meanings correlative to the foregoing. For purposes of the provisions described under “—Certain Covenants—Limitation on Restricted Payments,” “—Certain Covenants—Limitation on Affiliate Transactions” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Applicable Premium” means, with respect to a Note on any date of redemption, the greater of:

(1)	1.0% of the principal amount of such Note and

(2)	the excess, if any, of (a) the present value as of such date of redemption of (i) the redemption price of such Note on August 15, 2016 (each such redemption price being described under “Optional Redemption”) plus (ii) all required interest payments due on such Note through August 15, 2016 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points, over (b) the then-outstanding principal of such Note.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)	any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2)	all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3)	any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary.

Notwithstanding the foregoing, none of the following shall be deemed to be an Asset Disposition:

(1)	a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary;

(2)	for purposes of the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, a disposition that constitutes a Restricted Payment permitted by the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” a disposition of all or substantially all the assets of the Company in compliance with “—Certain Covenants—Merger and Consolidation” or a disposition that constitutes a Change of Control pursuant to clause (3) of the definition thereof;

(3)	the sale or transfer (whether or not in the ordinary course of business) of crude oil and natural gas properties or direct or indirect interests in real property; provided, however, that at the time of such sale or transfer such properties do not have associated with them any proved reserves;

(4)	the abandonment, farm-out, lease or sublease of developed or undeveloped crude oil and natural gas properties;

(5)	the trade or exchange by the Company or any Restricted Subsidiary of any crude oil and natural gas property owned or held by the Company or such Restricted Subsidiary for any crude oil and natural gas property owned or held by another Person;

(6)	the sale or transfer of hydrocarbons or other mineral products or surplus or obsolete equipment; or

(7)	a single transaction or series of related transactions that involve the disposition of assets with a fair market value of less than $20.0 million;

in each case in the ordinary course of business.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the Sale/Leaseback Transaction, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing

(1)	the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

(2)	the sum of all such payments.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day which is not a Legal Holiday (as defined in the applicable Indenture).

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests (however designated) in equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of

(x)	the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to

(y)	Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1)	if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period;

(2)	if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)	if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition (other than an Asset Disposition involving assets having a fair market value of less than the greater of two and one-half percent (2.5%) of Adjusted Consolidated Net Tangible Assets as of the end of the Company’s then most recently completed fiscal year and $3.0 million), then EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4)	if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition (including by way of lease) of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(5)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

“Consolidated Current Liabilities” as of the date of determination means the aggregate amount of liabilities of the Company and its consolidated Restricted Subsidiaries which would properly be classified as current liabilities (including taxes accrued as estimated), on a consolidated balance sheet of the Company and its Restricted Subsidiaries at such date, after eliminating:

(1)	all intercompany items between the Company and any Restricted Subsidiary; and

(2)	all current maturities of long-term Indebtedness, all as determined in accordance with GAAP consistently applied.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

(1)	interest expense attributable to Capital Lease Obligations and imputed interest with respect to Attributable Debt;

(2)	capitalized interest;

(3)	non-cash interest expense;

(4)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5)	net costs (including amortization of fees and up-front payments) associated with interest rate caps and other interest rate and currency options that, at the time entered into, resulted in the Company and its Restricted Subsidiaries being net payees as to future payouts under such caps or options, and interest rate and currency swaps and forwards for which the Company or any of its Restricted Subsidiaries has paid a premium;

(6)	dividends (excluding dividends paid in shares of Capital Stock which is not Disqualified Stock) in respect of all Disqualified Stock held by Persons other than the Company or a Wholly Owned Subsidiary; and

(7)	interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary or secured by a Lien on assets of the Company or any Restricted Subsidiary to the extent such Indebtedness constitutes Indebtedness of the Company or any Restricted Subsidiary (whether or not such Guarantee or Lien is called upon); provided, however, “Consolidated Interest Expense” shall not include any (x) amortization of costs relating to original debt issuances other than the amortization of debt discount related to the issuance of zero coupon securities or other securities with an original issue price of not more than 90% of the principal thereof, (y) Consolidated Interest Expense with respect to any Indebtedness Incurred pursuant to clause (b) (8) of the covenant described under “—Certain

Covenants—Limitation on Indebtedness” and (z) noncash interest expense Incurred in connection with interest rate caps and other interest rate and currency options that, at the time entered into, resulted in the Company and its Restricted Subsidiaries being either neutral or net payors as to future payouts under such caps or options.

“Consolidated Net Income” means, for any period, the net income of the Company and its Subsidiaries determined on a consolidated basis in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

(1)	any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A)	subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B)	the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2)	any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

(3)	any net income of any Restricted Subsidiary (other than a Subsidiary Guarantor) if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A)	subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B)	the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4)	any gain or loss realized upon the sale or other disposition of any assets of the Company or its Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(5)	extraordinary gains or losses;

(6)	any non-cash compensation expense realized for grants of performance shares, stock options or stock awards to officers, directors and employees of the Company or any of its Restricted Subsidiaries;

(7)	any write-downs of noncurrent assets; provided, however, that any ceiling limitation write-downs under SEC guidelines shall be treated as capitalized costs, as if such write-downs had not occurred; and

(8)	the cumulative effect of a change in accounting principles.

Notwithstanding the foregoing, for the purposes of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(E) thereof.

“Consolidated Net Tangible Assets,” as of any date of determination, means the total amount of assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) which would appear on a balance sheet of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of:

(1)	non-controlling interests in Restricted Subsidiaries held by Persons other than the Company or a Restricted Subsidiary;

(2)	excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors;

(3)	any revaluation or other write-up in book value of assets subsequent to the Issue Date as a result of a change in the method of valuation in accordance with GAAP consistently applied;

(4)	unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(5)	treasury stock;

(6)	cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

(7)	Investments in and assets of Unrestricted Subsidiaries.

“Consolidated Net Worth” means the total of the amounts shown on the balance sheet of the Company and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as the sum of:

(1)	the par or stated value of all outstanding Capital Stock of the Company, plus

(2)	paid-in capital or capital surplus relating to such Capital Stock, plus

(3)	any retained earnings or earned surplus

less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

“Credit Agreement” means the Credit Agreement among the Company as Borrower and JPMorgan Chase Bank, N.A. as Administrative Agent and certain other financial institutions, dated March 9, 2010, as amended (or any successor thereto or replacement thereof), including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced, refinanced or increased in whole or in part from time to time.

“Credit Facilities” means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities (including the Credit Agreement) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, production payments, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Senior Indebtedness” in respect of a Person means:

(1)	all the obligations of such Person under any Credit Facilities (including the Credit Agreement); and

(2)	any other Senior Indebtedness of such Person which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $20.0 million and is specifically designated by such Person in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Indenture.

“Disqualified Stock” means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event,

(1)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock; or

(3)	is redeemable, in whole or in part, at the option of the holder thereof;

in each case described in the immediately preceding clauses (1), (2) or (3), on or prior to the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

(x)	the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” and “—Certain Covenants—Change of Control; and

(y)	any such requirement only becomes operative after compliance with such corresponding terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“Dollar-Denominated Production Payments” means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“EBITDA” for any period means the sum of Consolidated Net Income, plus Consolidated Interest Expense plus the following to the extent deducted in calculating such Consolidated Net Income:

(1)	provision for taxes based on income or profits;

(2)	depletion and depreciation expense;

(3)	amortization expense;

(4)	exploration expense (if applicable to the Company after the Issue Date);

(5)	unrealized foreign exchange losses; and

(6)	all other non-cash charges, including non-cash charges taken pursuant to the “Derivatives and Hedging” topic of the FASC (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period except such amounts as the Company determines in good faith are nonrecurring);

and less, to the extent included in calculating such Consolidated Net Income and in excess of any costs or expenses attributable thereto and deducted in calculating such Consolidated Net Income, the sum of:

(1)	the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments;

(2)	amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments;

(3)	unrealized foreign exchange gains; and

(4)	all other non-cash unrealized gains, including non-cash unrealized gains taken pursuant to the “Derivatives and Hedging” topic of the FASC.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depletion, depreciation, amortization and exploration and other non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Encore” means Encore Acquisition Company, a Delaware corporation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FASC” means Financial Accounting Standards Codification Issued by the Financial Accounting Standards Board.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Issue Date, including those set forth in:

(1)	the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2)	statements and pronouncements of the Financial Accounting Standards Board;

(3)	such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4)	the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Government Securities” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“Guarantee” means, without duplication, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)	entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Guarantee Agreement” means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor or any other Person becomes subject to the applicable terms and conditions of the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Oil and Gas Hedging Contract, Interest Rate Agreement or Currency Agreement.

“Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall not be deemed the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(2)	all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3)	all obligations of such Person issued or assumed as the deferred purchase price of property (which purchase price is due more than six months after the date of taking delivery of title to such property), including all obligations of such Person for the deferred purchase price of property under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(5)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (but excluding any accrued dividends);

(6)	all obligations of such Person relating to any Production Payment;

(7)	all obligations of the type referred to in clauses (1) through (6) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee (including, with respect to any Production Payment, any warranties or guarantees of production or payment by such Person with respect to such Production Payment but excluding other contractual obligations of such Person with respect to such Production Payment); and

(8)	all obligations of the type referred to in clauses (1) through (7) of other Persons secured by any Lien on any property or asset of such first-mentioned Person (whether or not such obligation is assumed by such first-mentioned Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, assuming the contingency giving rise to the obligation were to have occurred on such date, of any Guarantees outstanding at such date.

None of the following shall constitute Indebtedness:

(1)	indebtedness arising from agreements providing for indemnification or adjustment of purchase price or from guarantees securing any obligations of the Company or any of its Subsidiaries pursuant to such agreements, incurred or assumed in connection with the disposition of any business, assets or Subsidiary of the Company, other than guarantees or similar credit support by the Company or any of its Subsidiaries of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(2)	any trade payables or other similar liabilities to trade creditors and other accrued current liabilities incurred in the ordinary course of business as the deferred purchase price of property;

(3)	any liability for Federal, state, local or other taxes owed or owing by such Person;

(4)	amounts due in the ordinary course of business to other royalty and working interest owners;

(5)	obligations arising from guarantees to suppliers, lessors, licensees, contractors, franchisees or customers incurred in the ordinary course of business;

(6)	obligations (other than express Guarantees of indebtedness for borrowed money) in respect of Indebtedness of other Persons arising in connection with (A) the sale or discount of accounts receivable, (B) trade acceptances and (C) endorsements of instruments for deposit in the ordinary course of business;

(7)	obligations in respect of performance bonds provided by the Company or its Subsidiaries in the ordinary course of business and refinancing thereof;

(8)	obligations arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however that such obligation is extinguished within two Business Days of its Incurrence;

(9)	obligations in respect of any obligations under workers’ compensation laws and similar legislation;

(10)	any obligation in respect of any Oil and Gas Hedging Contract; and

(11)	any unrealized losses or charges in respect of Hedging Obligations (including those resulting from the application of the “Derivatives and Hedging” topic of the FASC).

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers or joint interest partners or drilling partnerships sponsored by the Company or any Restricted Subsidiary in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

“Issue Date” means the date on which the Notes are originally issued.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Limited Recourse Production Payments” means, with respect to any Production Payments, Indebtedness, the terms of which limit the liability of the Company and its Restricted Subsidiaries solely to the hydrocarbons covered by such Production Payments; provided, however, that no default with respect to such Indebtedness would permit any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

“Material Change” means an increase or decrease (excluding changes that result solely from changes in prices and changes resulting from the Incurrence of previously estimated future development costs) of more than 25% during a fiscal quarter in the discounted future net revenues from proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with clause (a)(1) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change:

(1)	any acquisitions during the fiscal quarter of oil and gas reserves that have been estimated by independent petroleum engineers and with respect to which a report or reports of such engineers exist; and

(2)	any disposition of properties existing at the beginning of such fiscal quarter that have been disposed of in compliance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

“Moody’s” means Moody’s Investor’s Service, Inc. and its successors.

“Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of:

(1)	all legal, title and recording tax expenses, commissions and other fees (including financial and other advisory fees) and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to non-controlling interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4)	the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Net Present Value” means, with respect to any proved hydrocarbon reserves, the discounted future net cash flows associated with such reserves, determined in accordance with the rules and regulations (including interpretations thereof) of the SEC in effect on the Issue Date.

“Net Working Capital” means:

(1)	all current assets of the Company and its Restricted Subsidiaries; minus

(2)	all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness;

determined in accordance with GAAP.

“Non-recourse Purchase Money Indebtedness” means Indebtedness (other than Capital Lease Obligations) of the Company or any Subsidiary Guarantor incurred in connection with the acquisition by the Company or such Subsidiary Guarantor in the ordinary course of business of fixed assets used in the Oil and

Gas Business (including office buildings and other real property used by the Company or such Subsidiary Guarantor in conducting its operations) with respect to which:

(1)	the holders of such Indebtedness agree that they will look solely to the fixed assets so acquired which secure such Indebtedness, and neither the Company nor any Restricted Subsidiary (a) is directly or indirectly liable for such Indebtedness or (b) provides credit support, including any undertaking, Guarantee, agreement or instrument that would constitute Indebtedness (other than the grant of a Lien on such acquired fixed assets); and

(2)	no default or event of default with respect to such Indebtedness would cause, or permit (after notice or passage of time or otherwise), any holder of any other Indebtedness of the Company or a Subsidiary Guarantor to declare a default or event of default on such other Indebtedness or cause the payment, repurchase, redemption, defeasance or other acquisition or retirement for value thereof to be accelerated or payable prior to any scheduled principal payment, scheduled sinking fund payment or maturity.

“Officer” means the Chairman of the Board, the President, any Vice Chairman of the Board, Vice President, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Assistant Secretary of a Person.

“Oil and Gas Business” means the business of the exploration for, and exploitation, development, acquisition, production, processing (but not refining), marketing, storage and transportation of, hydrocarbons, and other related energy and natural resource businesses (including oil and gas services businesses related to the foregoing).

“Oil and Gas Hedging Contract” means any oil and gas purchase or hedging agreement, and other agreement or arrangement, in each case, that is designed to provide protection against oil and gas price fluctuations.

“Oil and Gas Liens” means:

(1)	Liens on any specific property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such property and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and gas producing properties, or any interest therein, costs incurred for “development” shall include costs incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests);

(2)	Liens on an oil or gas producing property to secure obligations Incurred or guarantees of obligations Incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property;

(3)	Liens arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Company or a Restricted Subsidiary, master limited partnership agreements, farm-out agreements, farm-in agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the Oil and Gas Business; provided, however, that in all instances such Liens are limited to the assets that are the subject of the relevant agreement, program, order or contract;

(4)	Liens arising in connection with Production Payments; and

(5)	Liens on pipelines or pipeline facilities that arise by operation of law.

“Permitted Business Investment” means any investment made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business including investments or expenditures for actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil and gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including:

(1)	ownership interests in oil and gas properties, processing facilities, gathering systems, pipelines or ancillary real property interests; and

(2)	Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements (including for limited liability companies) with third parties, excluding, however, Investments in corporations other than Restricted Subsidiaries.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1)	a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is an Oil and Gas Business;

(2)	another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is an Oil and Gas Business;

(3)	Temporary Cash Investments;

(4)	receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans or advances to employees made in the ordinary course of business;

(7)	stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8)	any Person to the extent such Investment represents the noncash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”;

(9)	Permitted Business Investments;

(10)	Investments intended to promote the Company’s strategic objectives in the Oil and Gas Business in an aggregate amount not to exceed 5.0% of ACNTA (determined as of the date of the making of any such Investment) at any one time outstanding (which Investments shall be deemed to be no longer outstanding only upon and to the extent of the return of capital thereof); and

(11)	Investments made pursuant to Hedging Obligations of the Company and the Restricted Subsidiaries.

“Permitted Liens” means, with respect to any Person:

(1)	Liens existing as of the Issue Date;

(2)	Liens securing the Notes, any Subsidiary Guarantee and other obligations arising under the Indenture;

(3)	any Lien existing on any property of a Person at the time such Person is merged or consolidated with or into the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary (and not incurred in anticipation of or in connection with such transaction); provided that such Liens are not extended to other property of the Company or the Restricted Subsidiaries;

(4)	any Lien existing on any property at the time of the acquisition thereof (and not incurred in anticipation of or in connection with such transaction); provided that such Liens are not extended to other property of the Company or the Restricted Subsidiaries;

(5)	any Lien incurred in the ordinary course of business incidental to the conduct of the business of the Company or the Restricted Subsidiaries or the ownership of their property (including (i) easements, rights of way and similar encumbrances, (ii) rights or title of lessors under leases (other than Capital Lease Obligations), (iii) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or the Restricted Subsidiaries on deposit with or in the possession of such banks, (iv) Liens imposed by law, including Liens under workers’ compensation or similar legislation and mechanics’, carriers’, warehousemen’s, materialmen’s, suppliers’ and vendors’ Liens, (v) Liens incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice and (vi) Oil and Gas Liens, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property (other than trade accounts payable arising in the ordinary course of business));

(6)	Liens for taxes, assessments and governmental charges not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been established to the extent required by GAAP as in effect at such time;

(7)	Liens incurred to secure appeal bonds and judgment and attachment Liens, in each case in connection with litigation or legal proceedings that are being contested in good faith by appropriate proceedings, so long as reserves have been established to the extent required by GAAP as in effect at such time and so long as such Liens do not encumber assets by an aggregate amount (together with the amount of any unstayed judgments against the Company or any Restricted Subsidiary but excluding any such Liens to the extent securing insured or indemnified judgments or orders) in excess of $10.0 million;

(8)	Liens securing Hedging Obligations of the Company and its Restricted Subsidiaries;

(9)	Liens securing purchase money Indebtedness or Capital Lease Obligations; provided that such Liens attach only to the property acquired with the proceeds of such purchase money Indebtedness or the property which is the subject of such Capital Lease Obligations;

(10)	Liens securing Non-recourse Purchase Money Indebtedness granted in connection with the acquisition by the Company or any Restricted Subsidiary in the ordinary course of business of fixed assets used in the Oil and Gas Business (including the office buildings and other real property used by the Company or such Restricted Subsidiary in conducting its operations); provided that (i) such Liens attach only to the fixed assets acquired with the proceeds of such Non-recourse Purchase Money Indebtedness; and (ii) such Non-recourse Purchase Money Indebtedness is not in excess of the purchase price of such fixed assets;

(11)	Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of decreasing or legally defeasing Indebtedness of the Company or any Restricted Subsidiary so long as such deposit of funds is permitted by the provisions of the Indenture described under “Certain Covenants—Limitation on Restricted Payments”;

(12)	Liens resulting from a pledge of Capital Stock of a Person that is not a Restricted Subsidiary to secure obligations of such Person and any refinancing thereof;

(13)	Liens to secure any permitted extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancing, refunding or exchanges), in whole or in part, of or for any Indebtedness secured by Liens referred to in clauses (1), (2), (3), (4), (9) and (10) above; provided, however, that (i) such new Lien shall be limited to all or part of the same property (including future improvements thereon and accessions thereto) subject to the original Lien and (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, the committed amount of the Indebtedness secured by such original Lien immediately prior to such extension, renewal, refinancing, refunding or exchange and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; and

(14)	Liens in favor of the Company or a Restricted Subsidiary.

Notwithstanding anything in this definition to the contrary, the term “Permitted Liens” shall not include Liens resulting from the creation, incurrence, issuance, assumption or Guarantee of any Production Payments other than:

(1)	any such Liens existing as of the Issue Date;

(2)	Production Payments in connection with the acquisition of any property after the Issue Date; provided that any such Lien created in connection therewith is created, incurred, issued, assumed or Guaranteed in connection with the financing of, and within 60 days after the acquisition of, such property;

(3)	Production Payments other than those described in clauses (1) and (2), to the extent such Production Payments constitute Asset Dispositions made pursuant to and in compliance with the provisions of the Indenture described under “Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”; and

(4)	incentive compensation programs for geologists, geophysicists and other providers of technical services to the Company and any Restricted Subsidiary;

provided, however, that, in the case of the immediately foregoing clauses (1), (2), (3) and (4), any Lien created in connection with any such Production Payments shall be limited to the property that is the subject of such Production Payments.

“Permitted Marketing Obligations” means Indebtedness of the Company or any Restricted Subsidiary under letter of credit or borrowed money obligations, or in lieu of or in addition to such letters of credit or borrowed money, guarantees of such Indebtedness or other obligation, of the Company or any Restricted Subsidiary by any other Restricted Subsidiary, as applicable, related to the purchase by the Company or any Restricted Subsidiary of hydrocarbons for which the Company or such Restricted Subsidiary has contracts to sell; provided, however, that in the event that such Indebtedness or obligations are guaranteed by the Company or any Restricted Subsidiary, then either:

(1)	the Person with which the Company or such Restricted Subsidiary has contracts to sell has an investment grade credit rating from S&P or Moody’s, or in lieu thereof, a Person guaranteeing the payment of such obligated Person has an investment grade credit rating from S&P or Moody’s; or

(2)	such Person posts, or has posted for it, a letter of credit in favor of the Company or such Restricted Subsidiary with respect to all such Person’s obligations to the Company or such Restricted Subsidiary under such contracts.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

The term “principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Production Payments” means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1)	such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2)	such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3)	such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4)	if the Indebtedness being Refinanced is Non-recourse Purchase Money Indebtedness, such Refinancing Indebtedness satisfies clauses (1) and (2) of the definition of “Non-recourse Purchase Money Indebtedness;” provided further, however, that Refinancing Indebtedness shall not include

(x)	Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or

(y)	Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Representative” means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of the Company or of a Subsidiary Guarantor.

“Restricted Payment” with respect to any Person means:

(1)	the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than

(x)	dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock),

(y)	dividends or distributions payable solely to the Company or a Restricted Subsidiary, and

(z)	pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2)	the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition); or

(4)	the making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Company, Inc., and its successors.

“Sale/Leaseback Transaction” means an arrangement relating to property owned on the Issue Date or thereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person; provided that the fair market value of such property (as reasonably determined by the Board of Directors acting in good faith) is $10.0 million or more.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien.

“Senior Indebtedness” means with respect to any Person:

(1)	Indebtedness of such Person, and all obligations of such Person under any Credit Facility, whether outstanding on the Issue Date or thereafter Incurred; and

(2)	accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating such Person to the extent post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

unless, with respect to obligations described in the immediately preceding clause (1) or (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Notes or the applicable Subsidiary Guarantee; provided, however, that Senior Indebtedness shall not include:

(1)	any obligation of such Person to any Subsidiary of such Person;

(2)	any liability for Federal, state, local or other taxes owed or owing by such Person;

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(4)	any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person; or

(5)	that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture (other than, in the case of the Company or any Subsidiary Guarantor that Guarantees any Credit Facility, Indebtedness under any Credit Facility that is Incurred on the basis of a representation by the Company or the Subsidiary Guarantor to the applicable lenders that such Person is permitted to Incur such Indebtedness under such Indenture).

“Senior Subordinated Indebtedness” means:

(1)	with respect to the Company, the Notes, the Existing Notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank pari passu with the Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company which is not Senior Indebtedness of the Company; and

(2)	with respect to each Subsidiary Guarantor, its Subsidiary Guarantee of the Notes, the Existing Notes and any other Indebtedness of such Person that specifically provides that such Indebtedness rank pari passu with its applicable Subsidiary Guarantee in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person which is not Senior Indebtedness of such Person.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Stock Offering” means a primary offering, whether public or private, of shares of common stock of the Company.

“Subordinated Obligation” means any Indebtedness of the Company or any Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to, in the case of the Company, the Notes or, in the case of a Subsidiary Guarantor, its Subsidiary Guarantee pursuant to a written agreement to that effect.

“Subsidiary” means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

(1)	such Person;

(2)	such Person and one or more Subsidiaries of such Person; or

(3)	one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means each Subsidiary of the Company that executes the applicable Indenture as a guarantor and each other Subsidiary of the Company that thereafter Guarantees the Notes pursuant to the terms of the Indenture.

“Temporary Cash Investments” means any of the following:

(1)	any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2)	investments in time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $200.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized credit rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor whose assets consist of obligations of the types described in clauses (1), (2), (3), (4) and (5) hereof;

(3)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)	investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a Person (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P or “R-1” (or higher) by Dominion Bond Rating Service Limited or Canadian Bond Rating Service, Inc. (in the case of a Canadian issuer);

(5)	investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A” by Moody’s; and

(6)	investments in asset-backed securities maturing within one year of the date of acquisition thereof with a long-term rating at the time as of which any investment therein is made of “A3” (or higher) by Dominion Bond Rating Service Limited or Canadian Bond Rating Service, Inc. (in the case of a Canadian issuer).

“Treasury Rate” means as of any date of redemption of Notes the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to August 15, 2016; provided, however, that if the period from the redemption date to August 15, 2016 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear Interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to August 15, 2016 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.” The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Volumetric Production Payments” means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares and shares held by other Persons to the extent such shares are required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) is owned by the Company or one or more Wholly Owned Subsidiaries.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes offered hereby by investors who are U.S. Holders (as defined below) or Non-U.S. Holders (as defined below). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion does not address the U.S. federal income tax consequences to subsequent purchasers of notes and is limited to investors who (i) purchase the notes pursuant to this offering at the public offering price of notes set forth on the cover page of this prospectus and (ii) hold the notes as capital assets within the meaning of section 1221 of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular investors in light of their personal circumstances or to certain types of investors subject to special tax rules (such as U.S. Holders having a functional currency other than the U.S. dollar, persons subject to special rules applicable to former citizens and residents of the United States, certain financial institutions, persons subject to the alternative minimum tax, grantor trusts, real estate investment trusts, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons holding the notes in connection with a hedging transaction, straddle, conversion transaction or other integrated transaction, corporations treated as personal holding companies, controlled foreign corporations, passive foreign investment companies or Non-U.S. Holders that are owned or controlled by U.S. Holders).

Baker & Hostetler LLP has reviewed the discussion below and is of the opinion that the discussion, to the extent it addresses matters of U.S. federal income tax law or legal conclusions, accurately summarizes the U.S. federal income tax considerations of the purchase, ownership and disposition of the notes that are likely to be material to investors. The opinion is based on various assumptions, including assumptions regarding the accuracy of factual representations made by us, and is subject to limitations. Their opinion is not binding on the Internal Revenue Service or any court. The Internal Revenue Service may challenge part or all of their opinion and such a challenge could be successful.

Prospective investors are urged to consult their own tax advisors as to the particular tax consequences to them of their participation in the offering and their ownership and disposition of the notes, including the applicability of any U.S. federal tax laws or any state, local or foreign tax laws or any treaty, and any changes (or proposed changes) in applicable tax laws or interpretations thereof.

Considerations Relating to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes, regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. We suggest that partners of a partnership holding notes consult their tax advisors.

Payments of Stated Interest

The notes pay interest at a stated rate of 6.375%. A U.S. Holder will be required to include interest on each note in his, her or its income as ordinary income in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Effect of Certain Contingencies

The holders of the notes have the right to require us to repurchase all or any part of such holders’ notes upon a Change of Control. See “Description of the Notes—Change of Control.” Under the contingent payment debt rules of the original issue discount regulations, certain possible payments are not treated as contingencies or are excepted from consideration for purposes of calculating original issue discount (for example, in cases which the possible payments are remote, incidental, or fit certain other exceptions). We intend to take the position that a repurchase at the option of a holder if a Change of Control occurs is remote. Therefore, we do not intend, on the issuance date, to treat the repurchase option as affecting the computation of the yield-to-maturity of the notes.

In addition, we have the right to redeem the notes prior to their stated maturity. See “Description of the Notes—Optional Redemption.” Under applicable Treasury regulations, an unconditional option to redeem a debt instrument will be assumed to be exercised if such exercise will lower the yield-to-maturity of the debt instrument. We do not intend, on the issuance date, to treat any of our redemption rights as affecting the computation of the yield-to-maturity of the notes. The Internal Revenue Service may take a different position regarding the payment or potential payment of amounts in excess of stated interest or principal, in which case the timing, amount and character of income with respect to the notes may be different, and a U.S. Holder could be required to treat as ordinary interest income any gain recognized on the disposition of a note. Prospective holders are urged to consult their own tax advisors regarding the potential effect, if any, of these matters on their particular situation.

Sale, Retirement or Disposition

Upon the sale, retirement at maturity or other disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income to the extent not previously included in income) and (ii) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such U.S. Holder. Gain or loss recognized on the disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than one year. The current maximum tax rate on long-term capital gains to non-corporate U.S. Holders is generally 15% (for taxable years beginning on or prior to December 31, 2012). The deductibility of capital losses by a U.S. Holder is subject to limitations.

Medicare Contributions Tax

For taxable years beginning after December 31, 2012, a 3.8% tax is imposed on the net investment income (which includes interest and gross proceeds of a disposition of notes) of certain individuals, trusts and estates.

Backup Withholding and Information Reporting

Information reporting requirements generally will apply to payments of principal and interest made by us on, or the proceeds of the sale or other disposition prior to maturity of, the notes. Backup withholding tax, currently at a rate of 28%, may apply to such payments if the U.S. Holder fails to:

•	furnish his, her or its taxpayer identification number (social security or employer identification number);

•	certify that his, her or its number is correct;

•	certify that he, she, or it is not subject to backup withholding; or

•	otherwise comply with the applicable requirements of the backup withholding rules.

Certain U.S. Holders are not subject to backup withholding and information reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Considerations Relating to Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is an individual, corporation, trust or estate and is not a U.S. Holder.

Payment of Interest

In general, payments of interest received by a Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that:

(i)	the Non-U.S. Holder, as beneficial owner,

(a)	does not actually or constructively own 10% or more of the total combined voting power of all of our classes of our stock entitled to vote;

(b)	is not a controlled foreign corporation that is related to us actually or constructively through stock ownership; and

(c)	is not a bank receiving the interest pursuant to a loan agreement entered into in its ordinary course of business;

(ii)	the interest payments are not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business, and

(iii)	the Non-U.S. Holder, as beneficial owner, satisfies the certification requirement.

The certification requirement is generally satisfied if the beneficial owner of a note certifies on IRS Form W-8BEN (or a suitable substitute or successor form), under penalties of perjury, that he, she or it is not a U.S. person and provides his, her or its name and address, and

•	such beneficial owner timely files the IRS Form W-8BEN (or a suitable substitute or successor form) with the withholding agent; or

•	in the case of notes held on behalf of a beneficial owner by a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, the financial institution files with the withholding agent a statement that it has received the Form W-8BEN (or a suitable substitute or successor form) from the Non-U.S. Holder or from another financial institution acting on behalf of that Non-U.S. Holder, timely furnishes the withholding agent with a copy thereof and otherwise complies with the applicable certification requirements. A withholding agent, as used herein, is generally the last U.S. payor (or a non-U.S. payor who is a qualified intermediary, U.S. branch of a foreign person, or a withholding foreign partnership) in the chain of payment prior to payment to a Non-U.S. Holder (which itself is not a withholding agent).

Other alternative procedures exist in order to satisfy the certification requirement, depending upon the circumstances applicable to the Non-U.S. Holder, including but not limited to situations where the notes are held by certain intermediaries or partnerships. The certification requirement is not met if either we or the withholding agent have actual knowledge or reason to know that the beneficial owner is a U.S. Holder or that the conditions of any exemption are not, in fact, satisfied. Non-U.S. Holders should consult their own tax advisors regarding the certification requirements for Non-U.S. Holders and the effect, if any, of the certification requirements on their particular situation.

Payments of interest not exempt from U.S. federal withholding tax as described above will be subject to such withholding tax at the rate of 30%, unless (i) subject to reduction under an applicable income tax treaty or (ii) the interest is effectively connected to a U.S. trade or business and the holder provides IRS Form W-8ECI (or a suitable substitute or successor form) to the withholding agent and meets any other applicable certification requirements. In order to claim a reduced or zero withholding rate under an applicable income tax treaty, the beneficial owner of the note must, under penalties of perjury, provide the withholding agent with a properly completed and executed IRS Form W-8BEN (or a suitable substitute or successor form) claiming an exemption from, or reduction in the rate of, withholding under the benefit of such applicable income tax treaty and meet any other applicable certification requirements.

Sale, Retirement or Disposition

A Non-U.S. Holder generally will not be subject to United States federal income tax (and generally no tax will be withheld) with respect to gain (excluding gain representing accrued interest, in which case the rules for interest apply) realized on the sale, retirement at maturity or other disposition of a note unless:

•	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met; or

•	such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the note is attributable to a U.S. permanent establishment of the Non-U.S. Holder).

U.S. Trade or Business

If a Non-U.S. Holder holds a note in connection with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the note is attributable to a U.S. permanent establishment of the Non-U.S. Holder):

(i)	any interest on the note, and any gain from disposing of the note, generally will be subject to income tax at U.S. federal income tax rates as if the holder were a U.S. Holder, and

(ii)	Non-U.S. Holders that are corporations may be subject to the “branch profits tax” on earnings that are connected with a U.S. trade or business, including earnings from the note.

The branch profits tax is 30% of the “dividend equivalent amount,” subject to adjustment, but may be reduced or eliminated by an applicable income tax treaty or otherwise adjusted.

Backup Withholding and Information Reporting

The withholding agent must report annually to the Internal Revenue Service and to each Non-U.S. Holder on IRS Form 1042-S (or a suitable substitute or successor form) the amount of interest paid on a note, regardless of whether withholding was required, and any tax withheld with respect to interest. Under the provisions of certain U.S. income tax treaties and other applicable agreements, copies of these information returns may be available to the tax authorities of the country in which the Non-U.S. Holder resides. Backup withholding generally will not apply to payments of interest to a Non-U.S. Holder if the certification requirements described above under “Considerations Relating to Non-U.S. Holders—Payment of Interest” are met, provided the payor does not have actual knowledge or reason to know that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied. Moreover, payment of the principal or the proceeds of a sale, exchange, retirement or other disposition of a note are generally not subject to information reporting and backup withholding if the certification requirements described above under “Considerations Relating to Non-U.S. Holders—Payment of Interest” are met, provided the payor does not have actual knowledge or reason to know that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied.

Non-U.S. Holders of notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

UNDERWRITING (CONFLICTS OF INTEREST)

We intend to offer the notes through the underwriters. Subject to the terms and conditions in the underwriting agreement between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

Principal
Underwriter	Amount

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$120,000,000
J.P. Morgan Securities LLC	40,000,000
Credit Suisse Securities (USA) LLC	40,000,000
UBS Securities LLC	40,000,000
RBC Capital Markets, LLC	16,000,000
Wells Fargo Securities, LLC	16,000,000
BNP Paribas Securities Corp.	16,000,000
Scotia Capital (USA) Inc.	16,000,000
Credit Agricole Securities (USA) Inc.	12,000,000
Lloyds TSB Bank plc	12,000,000
BBVA Securities Inc.	12,000,000
Capital One Southcoast, Inc.	12,000,000
Mitsubishi UFJ Securities (USA), Inc.	12,000,000
CIBC World Markets Corp.	6,000,000
Comerica Securities, Inc.	6,000,000
ING Financial Markets LLC	6,000,000
SunTrust Robinson Humphrey, Inc.	6,000,000
KeyBanc Capital Markets Inc.	4,000,000
SMBC Nikko Capital Markets Limited	4,000,000
U.S. Bancorp Investments, Inc.	4,000,000

Total	$400,000,000

The underwriting agreement provides that the underwriters will purchase all the notes if any of them are purchased.

In the underwriting agreement, we have agreed that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The notes do not have an established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and may discontinue any market making at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

The expenses of the offering, not including the underwriting discount, are estimated at $1.1 million and are payable by us.

In connection with this offering of the notes, the underwriters may engage in overallotments, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes, as applicable. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Each of the underwriters and/or their respective affiliates performs investment banking, commercial banking and financial advisory services for us in the normal course of business. In addition, each of the underwriters is a lender or agent under our credit facility.

Lloyds TSB Bank plc is not a U.S. registered broker-dealer and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority.

SMBC Nikko Capital Markets Limited is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering is within the United States, as facilitated by an affiliated U.S. registered broker-dealer, SMBC Nikko Securities America, Inc. (“SMBC Nikko-SI”), as permitted under applicable law. To that end, SMBC Nikko Capital Markets Limited and SMBC Nikko-SI have entered into an agreement pursuant to which SMBC Nikko-SI provides certain advisory and/or other services with respect to this offering. In return for the provision of such services by SMBC Nikko-SI, SMBC Nikko Capital Markets Limited will pay to SMBC Nikko-SI a mutually agreed fee.

Conflicts of Interest

Simultaneously with this offering, we are making tender offers for $225 million aggregate principal amount of our 2013 Notes and $300 million aggregate principal amount of our 2015 Notes. We will use the net proceeds from the offering of the notes, together with cash on hand, to repurchase all of the notes tendered in the tender offers. As a result, the underwriters or their affiliates that hold our 2013 Notes or 2015 Notes would receive their pro rata share of the net proceeds from this offering that we use to repurchase or redeem such notes. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as dealer-manager in the tender offer. Wells Fargo Securities, LLC, an underwriter in this offering, or its affiliates will receive more than 5% of the net proceeds of this offering in connection with the tender offers. See “Use of Proceeds”. Accordingly, this offering is being made in compliance with the requirements of the Financial Industry Regulatory Authority Rule 5121. In accordance with this rule, Merrill Lynch, Pierce, Fenner & Smith Incorporated has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated has participated in due diligence and the preparation of this prospectus and the Registration Statement of which this prospectus is a part. Merrill Lynch, Pierce, Fenner & Smith Incorporated will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. Wells Fargo Securities, LLC will not confirm sales of the debt securities to any account over which it exercises discretionary authority without the prior written approval of the customer.

LEGAL MATTERS

Certain legal matters with respect to the notes offered hereby and related guarantees will be passed upon for us by Baker & Hostetler LLP, Houston, Texas. The validity of the notes offered hereby and related guarantees will be passed upon for the underwriters by Simpson Thacher & Bartlett, LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this Prospectus by reference to the Denbury Resources Inc. Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Certain information with respect to the oil and gas reserves associated with Denbury’s oil and gas properties is derived from the reports of DeGolyer and MacNaughton, an independent petroleum engineering firm, and has been included in this document upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

The consolidated financial statements of Encore Acquisition Company appearing in Denbury Resources Inc.’s Current Reports on Form 8-K dated February 2, 2010 and March 3, 2010 and the effectiveness of Encore Acquisition Company’s internal control over financial reporting as of December 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Encore Acquisition Company management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Certain information with respect to the oil and natural gas reserves associated with Encore’s oil and natural gas properties is derived from the reports of Miller and Lents, Ltd., an independent petroleum engineering firm, and has been included in this document upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

GLOSSARY

The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this document:

Bbl.  One stock tank barrel of 42 U.S. gallons liquid volume, used in reference to crude oil or other liquid hydrocarbons.

Bbls/d.  Barrels of oil produced per day.

Bcf.  One billion cubic feet of gas or CO2.

BOE.  One barrel of oil equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to six Mcf of natural gas.

BOE/d.  BOE per day.

CO2.  Carbon dioxide.

Development costs.*  Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas.

Differential.  The difference between the net realized commodity prices received on a per unit basis, as compared to the actual NYMEX prices posted on a per unit basis.

Field.*  An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

MBbls.  One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf.  One thousand cubic feet of natural gas or CO2.

MBOE.  One thousand BOEs.

MMBbls.  One million barrels of crude oil or other liquid hydrocarbons.

MMBOE.  One million BOEs.

MMBtu.  One million British thermal units. One British thermal unit is the amount of heat required to raise the temperature of a one pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

MMcf.  One million cubic feet of natural gas or CO2.

NYMEX.  New York Mercantile Exchange.

Production costs.*  Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.

Proved developed reserves.*  Crude oil, natural gas and natural gas liquids reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved properties.  Properties with proved reserves.

Proved reserves.*  The estimated quantities of crude oil, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.

PV-10 Value.  When used with respect to oil and natural gas reserves, PV-10 Value means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated future production, development and abandonment costs and before income taxes, discounted to a present value using an annual discount rate of 10%. PV-10 Values calculated as of December 31, 2009 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices on the first day of each month within a 12-month period ended December 31, 2009. PV-10 Values calculated prior to December 31, 2009 were prepared using prices and costs in effect at the determination date.

Reservoir.  A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Standardized measure.  The present value, discounted at 10% per year, of estimated future net revenues from the production of proved reserves, computed by applying sales prices and deducting the estimated future costs to be incurred in developing, producing and abandoning the proved reserves (computed based on current costs and assuming continuation of existing economic conditions). Future income taxes are calculated by applying the statutory federal and state income tax rate to pre-tax future net cash flows, net of the tax basis of the properties involved and utilization of available tax carryforwards related to oil and natural gas operations. Sales prices as of year-end 2009 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices on the first day of each month within the 12-month period ended December 31, 2009 (except for consideration of price changes to the extent provided by contractual arrangements). Sales prices as of year-end 2007 and 2008 were prepared using prices in effect as of the dates of such estimates and held constant throughout the productive life of the reserves (except for consideration of price changes to the extent provided by contractual arrangements).

Tertiary recovery operations.  An enhanced recovery operation that normally occurs after waterflooding, in which chemicals or natural gases (CO2) are used as the injectant.

* This definition is an abbreviated version of the complete definition as defined by the SEC in Rule 4-10(a) of Regulation S-X. For the complete definition see:http://ecfr.gpoaccess.gov/cgi/t/text/text-idx?c=ecfr&sid=20c66c74f60c4bb8392bcf9ad6fccea3&rgn=div5&view=text&-node=17:2.0.1.1.8&id-no=17#17:2.0.1.1.8.0.21.43.